SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-10 No. 333‑159945 (Canadian Pacific Railway Limited) and Form F-9 No. 333-159943 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2009	CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Date: October 27, 2009	CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Canadian Pacific

Third Quarter Report

2009

CANADIAN PACIFIC

Release: Immediate, October 27th, 2009
CANADIAN PACIFIC ANNOUNCES THIRD-QUARTER RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced third-quarter net income of $195 million, an increase of 14 per cent from $171 million in 2008. Diluted earnings per share were $1.16, an increase of five per cent from $1.10 in third-quarter 2008. Foreign exchange gain and loss on long-term debt and other specified items after tax, including the sale of two large properties, had an impact on earnings of $0.31. Excluding these items, adjusted diluted earnings per share were $0.85.
“We delivered strong cost control and tight resource management this quarter while traffic volumes remained under pressure,” said Fred Green, President and CEO. “We are continuing to refine and optimize our business processes to further drive structural cost improvements. This increases our flexibility and positions us well to respond to changes in volumes as the economy begins to recover.”
For the third-quarter and the first nine months of 2009, the results of the Dakota, Minnesota & Eastern Railroad (DM&E) are fully consolidated with CP’s results; however, for the same periods in 2008 DM&E earnings were reported as equity income on one line of the income statement. In order to aid in the evaluation of the underlying earnings trends, 2008 results have also been presented on a pro forma basis, which is a non-GAAP measure. Financial data presented on a pro forma basis, redistributes DM&E’s operating results from an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses.
THIRD-QUARTER 2009 COMPARED WITH THIRD-QUARTER 2008
EXCLUDING FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS ON A PRO FORMA BASIS:
•	Total revenues were $1.1 billion, down 20 per cent from $1.4 billion

•	Operating expenses were $827 million, down 20 percent from $1.0 billion

•	Income decreased to $144 million from $184 million, or 22 per cent

•	Diluted earnings per share decreased to $0.85 from $1.19, or 29 per cent

•	Operating ratio increased 20 basis points to 76.0 per cent
SUMMARY OF FIRST NINE MONTHS OF 2009 COMPARED WITH FIRST NINE MONTHS OF 2008
•	Net income was virtually flat at $415 million compared with $416 million in 2008

•	Diluted earnings per share were $2.50 down from $2.68 or seven per cent
EXCLUDING FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS ON A PRO FORMA BASIS:
•	Total revenues were $3.2 billion down 18 per cent from $3.9 billion

•	Operating expenses were $2.6 billion a decrease of 17 per cent from $3.1 billion

•	Income was $298 million a decrease of 34 per cent from $451 million

•	Diluted earnings per share were $1.80 down from $2.90 or 38 per cent

•	Operating ratio increased 130 basis points to 80.3 per cent from 79.0 per cent

FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a foreign exchange loss on long-term debt of $18 million after tax in the third quarter of 2009, compared with a foreign exchange gain on long-term debt of $6 million after tax in the third quarter of 2008. For the first nine months of 2009, CP had a foreign exchange loss on long-term debt of $24 million after tax, compared with no foreign exchange gain or loss after tax for the first nine months of 2008. As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in U.S. subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different taxing jurisdictions can vary significantly.
Other specified items in the third-quarter of 2009 included two property sales of $68 million after tax. For the first nine months of 2009 there was also a gain on sale of a portion of the Detroit River Tunnel Partnership of $69 million, after tax.
In the third quarter of 2009 other specified items included a redemption and adjustments for an improvement in fair market value of long-term floating rate notes received in replacement of the investment in Asset-Backed Commercial Paper (ABCP) of $1 million after tax, compared to an impairment in ABCP of $20 million after tax, recorded in the same period of 2008. For the first nine-months of 2009 other specified items included a similar adjustment for an improvement of $5 million, after tax, compared to an impairment in ABCP of $35 million after tax, recorded in the same period of 2008.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these are non-GAAP measures. Additional non-GAAP measures include Operating income, Capital program and Financial data on a pro forma basis.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt and the tax thereon, which can be volatile and short term. These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. In addition, these non-GAAP measures exclude other specified items (described below) that are not a part of CP’s normal ongoing revenues and operating expenses. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.
Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, is also referred to in this news release as “adjusted diluted earnings per share”. Revenues less operating expenses are referred to as “Operating Income” and Additions to property is referred to as “Capital Program”.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.

Pro forma data provides comparable measures for periods in 2008 that preceded the Surface Transportation Board’s approval of the change of control of the DM&E on October 30, 2008. Following that approval, the DM&E results are fully consolidated with CP’s operations. A reconciliation of 2008 financial data on a pro forma basis to financial data as reported can be found in Management’s Discussion and Analysis (Section 6.0 Non-GAAP Earnings).
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including ABCP; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 1,100 communities where we operate. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:

Media	Investment Community
Mike LoVecchio	Janet Weiss, Assistant Vice-President
Tel.: (778) 772-9636	Investor Relations
email: mike_lovecchio@cpr.ca	Tel.: (403) 319-3591
email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions of Canadian dollars, except per share data)

	For the three months		For the nine months
	ended September 30		ended September 30
	2009	2008	2009	2008
		Restated		Restated
		(see Note 2)		(see Note 2)

	(unaudited)		(unaudited)
Revenues

Freight	$1,061.5	$1,239.5	$3,084.2	$3,557.0
Other	26.7	25.2	97.1	74.9

	1,088.2	1,264.7	3,181.3	3,631.9

Operating expenses

Compensation and benefits	320.2	312.3	962.7	956.1
Fuel	134.0	275.8	422.7	766.3
Materials	45.8	49.3	164.3	171.3
Equipment rents	42.9	44.4	139.8	136.4
Depreciation and amortization	132.7	120.8	400.3	365.4
Purchased services and other	151.4	162.3	465.1	487.7

	827.0	964.9	2,554.9	2,883.2

Revenues less operating expenses	261.2	299.8	626.4	748.7

Gain on sale of partnership interest (Note 4)	—	—	81.2	—
Gain on sale of Windsor Station and a land sale in Western Canada (Note 5)	79.1	—	79.1	—
Gain (loss) in fair value of long-term floating rate notes/ asset-backed commercial paper (Note 12)	1.6	(28.1)	6.3	(49.4)
Foreign exchange gain (loss) on long-term debt	(0.1)	(2.9)	2.7	(12.4)
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 13)	—	16.5	—	40.9
Less:
Other income and charges (Note 7)	1.6	2.8	28.2	14.4
Net interest expense (Note 8)	64.7	64.5	210.4	187.3

Income before income tax expense	275.5	218.0	557.1	526.1

Income tax expense (Note 9)	80.1	47.3	141.9	110.0

Net income	$195.4	$170.7	$415.2	$416.1

Basic earnings per share (Note 10)	$1.16	$1.11	$2.51	$2.71

Diluted earnings per share (Note 10)	$1.16	$1.10	$2.50	$2.68

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	For the three months		For the nine months
	ended September 30		ended September 30
	2009	2008	2009	2008
		Restated		Restated
		(see Note 2)		(see Note 2)

	(unaudited)		(unaudited)

Comprehensive income

Net Income	$195.4	$170.7	$415.2	$416.1

Other comprehensive income

Unrealized foreign exchange (loss) gain on:

Translation of the net investment in U.S. subsidiaries	(135.6)	60.0	(221.2)	97.2

Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	134.3	(57.8)	216.4	(92.8)

Change in derivatives designated as cash flow hedges:

Realized loss (gain) on cash flow hedges settled in the period	0.7	(3.5)	3.5	(12.4)

Unrealized (loss) gain on cash flow hedges	(3.1)	(7.7)	0.1	7.5

Realized loss (gain) on cash flow hedges settled in prior periods	(0.1)	(0.1)	1.7	1.5

Other comprehensive (loss) income before income taxes	(3.8)	(9.1)	0.5	1.0

Income tax (expense) recovery	(17.2)	10.2	(30.9)	12.9

Other comprehensive (loss) income	(21.0)	1.1	(30.4)	13.9

Comprehensive income	$174.4	$171.8	$384.8	$430.0

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)

	September 30	December 31
	2009	2008
		Restated
		(see Note 2)

	(unaudited)

Assets
Current assets
Cash and cash equivalents (Note 6)	$615.9	$117.6
Accounts receivable (Note 11)	498.6	647.4
Materials and supplies	169.0	215.8
Future income taxes	66.8	76.5
Other	58.0	65.7

	1,408.3	1,123.0
Investments (Note 12)	165.0	151.1
Net properties	12,203.7	12,576.3
Assets held for sale	4.9	39.6
Prepaid pension costs and other assets	1,332.6	1,326.1
Goodwill and intangible assets (Note 13)	206.5	237.2

Total assets	$15,321.0	$15,453.3

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$57.7	$150.1
Accounts payable and accrued liabilities	871.7	1,034.9
Income and other taxes payable	34.0	42.2
Dividends payable	41.6	38.1
Long-term debt maturing within one year	390.0	44.0

	1,395.0	1,309.3

Other long-term liabilities	815.9	865.2
Long-term debt (Note 14)	3,701.3	4,685.8
Future income taxes	2,663.6	2,610.0

Shareholders’ equity
Share capital (Note 15)	1,728.3	1,220.8
Contributed surplus	34.9	40.2
Accumulated other comprehensive income	47.9	78.3
Retained income	4,934.1	4,643.7

	6,745.2	5,983.0

Total liabilities and shareholders’ equity	$15,321.0	$15,453.3

Commitments and contingencies (Note 20)
See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of Canadian dollars)

	For the three months		For the nine months
	ended September 30		Ended September 30
	2009	2008	2009	2008
		Restated		Restated
		(see Note 2)		(see Note 2)

	(unaudited)		(unaudited)
Operating activities
Net income	$195.4	$170.7	$415.2	$416.1
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	132.7	120.8	400.3	365.4
Future income taxes	117.6	28.5	179.0	56.3
(Gain)/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (Note 12)	(1.6)	28.1	(6.3)	49.4
Foreign exchange (gain) loss on long-term debt	0.1	2.9	(2.7)	12.4
Amortization and accretion charges	1.5	2.3	8.0	7.4
Equity income, net of cash received	(0.2)	(15.5)	0.9	(38.9)
Gain on sale of partnership interest (Note 4)	—	—	(81.2)	—
Gain sale of Windsor Station and a land sale in Western Canada (Note 5)	(79.1)	—	(79.1)	—
Net loss on repurchase of debt (Note 14)	—	—	16.6	—
Restructuring and environmental remediation payments	(10.9)	(11.9)	(29.9)	(36.4)
Pension funding in excess of expense	(19.5)	(16.0)	(61.0)	(42.5)
Other operating activities, net	17.5	(30.3)	3.5	2.3
Change in non-cash working capital balances related to operations (Note 11)	59.6	(0.2)	(3.6)	(170.4)

Cash provided by operating activities	413.1	279.4	759.7	621.1

Investing activities
Additions to properties	(191.2)	(242.1)	(596.1)	(606.8)
Additions to investments and other assets	—	(20.9)	—	(213.0)
Reductions to investments and other assets	0.2	0.4	12.5	—
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 13)	—	(0.8)	—	(8.3)
Net proceeds from disposal of transportation properties (Notes 4 & 5)	107.1	17.0	218.7	14.4

Cash used in investing activities	(83.9)	(246.4)	(364.9)	(813.7)

Financing activities
Dividends paid	(41.6)	(38.1)	(121.3)	(110.6)
Issuance of CP Common Shares (Note 15)	5.3	1.3	504.5	18.3
Net increase (decrease) in short-term borrowing	2.1	25.0	(92.4)	50.3
Issuance of long-term debt (Note 14)	—	—	409.5	1,068.7
Repayment of long-term debt (Note 14)	(7.0)	(7.6)	(613.8)	(1,088.1)
Settlement of treasury rate lock	—	—	—	(30.9)
Settlement of foreign exchange forward on long-term debt (Note 16)	4.9	—	34.1	—

Cash (used in) provided by financing activities	(36.3)	(19.4)	120.6	(92.3)

Effect of foreign exchange fluctuations on U.S.	(11.3)	3.4	(17.1)	4.7
dollar-denominated cash and cash equivalents

Cash position
Increase (decrease) in cash and cash equivalents	281.6	17.0	498.3	(280.2)
Cash and cash equivalents at beginning of period	334.3	80.9	117.6	378.1

Cash and cash equivalents at end of period (Note 6)	$615.9	$97.9	$615.9	$97.9

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.
See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)

	For the nine months ended September 30, 2009
			Accumulated
	Share	Contributed	other	Retained
(unaudited)	Capital	Surplus	comprehensive income	income

Balance at December 31, 2008, as previously reported	$1,220.8	$40.2	$78.3	$4,654.1
Adjustment for change in accounting policy (Note 2)				(10.4)

Balance at December 31, 2008, as restated				4,643.7
Net Income				415.2
Other comprehensive loss			(30.4)
Dividends				(124.8)
Shares issued (Note 15)	488.9
Stock compensation (recovery) expense		(2.3)
Shares issued under stock option plans	18.6	(3.0)

Balance at September 30, 2009	$1,728.3	$34.9	$47.9	$4,934.1

	For the nine months ended September 30, 2008

Balance at December 31, 2007, as previously reported	$1,188.6	$42.4	$39.6	$4,187.3
Adjustment for change in accounting policy (Note 2)				(7.4)

Balance at December 31, 2007, as restated				4,179.9
Net Income				416.1
Other comprehensive income			13.9
Dividends				(114.1)
Stock compensation expense		8.3
Shares issued under stock option plans	30.3	(9.4)

Balance at September 30, 2008	$1,218.9	$41.3	$53.5	$4,481.9

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2008 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards. They do not include all disclosures required under Canadian Generally accepted accounting principles (“GAAP”) for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	New accounting changes

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods.

As a result of this adoption, the Company has retroactively expensed certain expenditures related to pre-operating periods of a facility, rather than recording them as assets in “Prepaid pension costs and other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $7.4 million at January 1, 2008 and $10.4 million at January 1, 2009. For the three months ended September 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $3.4 million and a decrease to “Income tax expense” of $1.4 million. This change also resulted in a $0.01 decrease to previously reported basic and diluted earnings per share for the third quarter of 2008. For the nine months ended September 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $3.8 million and a decrease to “Income tax expense” of $1.5 million. This change also resulted in a $0.01 decrease to previously reported basic earnings per share and $0.02 decrease to previously reported diluted earnings per share for the nine months ended September 30, 2008.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract applies to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.

3	Future accounting changes

International Financial Reporting Standards (“IFRS”) / U.S. GAAP

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, registrants were to adopt U.S. GAAP on or before this date. CP has determined that, commencing on January 1, 2010, it will adopt U.S. GAAP for its financial reporting. As a result, CP will not be adopting IFRS in 2011.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
3	Future accounting changes (continued)

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new standards:

Business combinations, Section 1582

This section replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure goodwill acquired in the business combination or a gain in the case of a bargain purchase. Acquisition-related costs are to be expensed.

Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602

These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011; however, adoption of these standards by the Company is not expected given the decision to adopt U.S. GAAP. Early adoption of all three standards is permitted.

Financial Instruments — Disclosures

The CICA amended Section 3862 “Financial Instruments — Disclosures”, to include additional disclosures about fair value measurements and to enhance liquidity risk disclosures associated with financial instruments. This standard is effective for the annual period ending December 31, 2009. The adoption of this standard will not impact the amounts reported in the Company’s financial statements as it relates to disclosure.

4	Gain on sale of partnership interest

During the second quarter of 2009, the Company completed a sale of a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”) to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The sale was agreed to on March 31, 2009 but was subject to regulatory approval, which was received during the second quarter. The proceeds received in the second quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax). Effective April 1, 2009, the Company discontinued proportionate consolidation and is accounting for its remaining investment in the DRTP under the equity method of accounting.

5	Gain on sale of Windsor Station and a land sale in Western Canada

During the third quarter of 2009, the Company completed two significant real estate sales, resulting in gains of $79.1 million ($68.1 million after tax).

The Company sold Windsor Station, its former head office in Montreal, for proceeds of $80.0 million, including the assumption of a mortgage of $16 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10-year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $19.5 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.

The Company sold land in Western Canada for transit purposes for proceeds of $43.0 million.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
6	Cash and cash equivalents

	September 30	December 31	September 30
(in millions of Canadian dollars)	2009	2008	2008

Cash	$9.0	$11.3	$9.3
Short term investments;
Government guaranteed investments	439.0	—	15.4
Deposits with financial institutions	167.9	106.3	73.2

Total cash and cash equivalents	$615.9	$117.6	$97.9

All cash is invested in accordance with policies approved by the Company’s Board of Directors which require minimum credit ratings. Government and financial institutions meet these standards if they carry AA or A1 ratings, or the equivalent, from at least two credit rating agencies.

7	Other income and charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions of Canadian dollars)	2009	2008	2009	2008

Accretion of accruals recorded at present value	$2.0	$1.5	$6.6	$4.6
Accretion of long-term floating rate notes (Note 12)	(1.3)	—	(1.3)	—
Net loss on repurchase of debt (Note 14)	—	—	16.6	—
Other exchange (gains) losses	(1.9)	(0.7)	(1.1)	1.2
Other	2.8	2.0	7.4	8.6

Total other income and charges	$1.6	$2.8	$28.2	$14.4

8 Net interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions of Canadian dollars)	2009	2008	2009	2008

Interest expense	$65.4	$66.2	$214.4	$195.7
Interest income	(0.7)	(1.7)	(4.0)	(8.4)

Total net interest expense	$64.7	$64.5	$210.4	$187.3

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
9	Income taxes

During the first quarter of 2009, legislation was substantively enacted to reduce British Columbia provincial income tax rates. As a result of these changes, the Company recorded an $11.2 million benefit in future tax liability and income tax expense, related to the revaluation of its future income tax balances as at December 31, 2008.

During the nine months ended September 30, 2008, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $15.7 million benefit in future tax liability and income tax expense for the nine months ended September 30, 2008, related to the revaluation of its future income tax balances as at December 31, 2007.

Cash taxes recovered, net of payments, for the three months ended September 30, 2009, were $40.0 million (three months ended September 30, 2008 — cash taxes paid were $4.9 million). Cash taxes recovered, net of payments, for the nine months ended September 30, 2009 were $36.5 million (nine months ended September 30, 2008 — cash taxes paid were $62.8 million).

10	Earnings per share

At September 30, 2009, the number of shares outstanding was 168.2 million (September 30, 2008 — 153.8 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of Canadian Pacific Railway Limited shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
	2009	2008	2009	2008
(in millions)		(restated)		(restated)

Weighted average shares outstanding	168.1	153.8	165.7	153.6
Dilutive effect of stock options	0.6	1.3	0.3	1.6

Weighted average diluted shares outstanding	168.7	155.1	166.0	155.2

(in dollars)
Basic earnings per share	$1.16	$1.11	$2.51	$2.71
Diluted earnings per share	$1.16	$1.10	$2.50	$2.68

For the three and nine months ended September 30, 2009, 2,542,300 and 2,540,740 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2008 — 1,227,750 and 821,133).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
11	Accounts receivable

In the second quarter of 2008, the Company’s accounts receivable securitization program was terminated. As a result of this termination, in the Company’s Consolidated Balance Sheet, Accounts receivable increased by $120.0 million and in the consolidated statement of cash flows the Change in non-cash working capital balances related to operations reflected an outflow of $120.0 million. As well, the related servicing asset and liability which had previously been recognized are no longer required to be maintained and were settled as part of the termination.

12	Investments

	September 30	December 31
(in millions of Canadian dollars)	2009	2008

Rail investments accounted for on an equity basis	$54.4	$48.4
Long-term floating rate notes / Asset-backed commercial paper	67.9	72.7
Other investments	42.7	30.0

Total investments	$165.0	$151.1

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”)

At September 30, 2009, the Company held replacement long-term floating rate notes, with a total settlement value of $130.3 million. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million.

During the third quarter of 2009 the Company received $0.2 million in partial redemption of its Master Asset Vehicle (“MAV”) 2 Class A-1 notes and MAV 2 Class 7 Ineligible Assets (IA) tracking notes. These redemptions were close to the original investment value of the redeemed notes. During the second quarter of 2009 the Company received $12.3 million in partial redemption of its MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes and MAV 2 Class 8 Ineligible Assets (“IA”) Tracking notes representing 100% of the original investment value of the redeemed notes. As a result of the restructuring and the subsequent redemptions of notes, at September 30, 2009 the Company held replacement long-term floating rate notes with settlement values, as follows:
•	$118.0 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to seven years:
•	Class A-1: $59.1 million

•	Class A-2: $45.9 million

•	Class B: $8.3 million

•	Class C: $3.5 million

•	Class 14: $1.2 million
•	$12.1 million MAV 2 IA Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately four to 20 years:
•	Class 3: $0.5 million

•	Class 6: $5.5 million

•	Class 7: $3.4 million

•	Class 8: $0.1 million

•	Class 13: $2.6 million

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
12	Investments (continued)

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”) (continued)
•	$0.2 million MAV 3 Class 9 TA Tracking notes with expected repayments over approximately seven years.
The MAV 2 Class A-1 notes have received an A rating by DBRS. However, on August 11, 2009 the rating for the MAV 2 Class A-2 notes was downgraded from A to BBB (low) under a negative watch by DBRS.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at September 30, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes and other minor changes in assumptions have resulted in a gain of $1.6 million in the quarter and $6.3 million for the nine months to September 30, 2009 (third quarter 2008 — $28.1 million charge against income, nine months to September 30, 2008 — $49.4 million charge against income). The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at September 30, 2009 and December 31, 2008, respectively are:

September 30, 2009
Probability weighted average coupon interest rate	Nil
Weighted average discount rate	8.0%
Expected repayments of long-term floating rate notes	four to 20 years
Credit losses	MAV 2 eligible asset notes: nil to 100%
MAV 2 IA notes: 25%
MAV 3 Class 9 TA Tracking notes: nil

December 31, 2008
Probability weighted average coupon interest rate	2.2%
Weighted average discount rate	9.1%
Expected repayments of ABCP notes	five to eight years, other than certain
tracking notes to be paid down on
restructuring

Credit losses	Notes expected to be rated (1): nil to 25%
Notes not expected to be rated (2): 25 to 100%

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and IA Tracking notes.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
12	Investments (continued)

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”) (continued)

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $67.9 million at September 30, 2009 (December 31, 2008 — ABCP $72.7 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows:

		Estimated fair
	Original cost	value

As at January 1, 2009	$143.6	$72.7
Change due to restructuring, January 21, 2009	(0.8)	—

As at March 31, 2009	142.8	72.7
Redemption of notes	(12.3)	(7.9)
Accretion	—	0.1
Change in market assumptions	—	0.3

As at June 30, 2009	$130.5	$65.2
Redemption of notes	(0.2)	(0.1)
Accretion	—	1.2
Change in market assumptions	—	1.6

As at September 30, 2009	$130.3	$67.9

13	Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)

Dakota, Minnesota & Eastern Railroad Corporation was acquired on October 4, 2007 and is wholly-owned by the Company. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase effective on October 30, 2008, at which time the Company assumed control of DM&E. Subsequent to October 30, 2008, the results of DM&E are consolidated with the Company on a line-by-line basis.

The Company accounted for its investment in DM&E using the equity method until the acquisition was approved by the STB and the Company assumed control. Equity income from the Company’s investment in DM&E, which is recorded net of tax, was $16.5 million during the three months ended September 30, 2008, and $40.9 million during the nine months ended September 30, 2008 and is recorded in “Equity income in Dakota, Minnesota & Eastern Railroad Corporation” on the Consolidated Statement of Income.

As part of the acquisition of DM&E, CP recognized goodwill on the allocation of the purchase price. Since that time the DM&E operations have been integrated with CP’s US operations and the reporting unit for the goodwill is CP’s US business component. As required under generally accepted accounting principles, goodwill must be tested for impairment at least annually, which for CP is annually as at October 1st.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
14	Long-term debt

During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of $408.5 million. The Notes are unsecured, but carry a negative pledge. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized during the second quarter to “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt, and the write-off of unamortized fees, partly offset by a fair value adjustment (gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased (see Note 16). The following table summarizes the principal amount, carrying amount and cost to redeem debt repurchased during the second quarter:

	Principal
	Amount in		Carrying	Cost to
(in millions)	USD		Amount	Redeem

6.250% Notes due October 15, 2011	$154.3		$184.1	$184.6
5.75% Notes due May 15, 2013	298.6		342.7	359.1
6.50% Notes due May 15, 2018	24.8	*	28.5	28.2

Total debt tendered	$477.7		$555.3	$571.9

*	Includes US$2.7 million principal amount of debt repurchased prior to commencement of the debt tender.
15	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months		For the nine months ended
	ended September 30		September 30
(in millions)	2009	2008	2009	2008

Share capital, beginning of period	168.1	153.8	153.8	153.3
Shares issued under stock option plans	0.1	—	0.5	0.5
Shares issued	—	—	13.9	—

Share capital, end of period	168.2	153.8	168.2	153.8

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., up to 13,900,000 CP common shares at a price of $36.75 per share. The offering closed on February 11, 2009, at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs were $488.9 million).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
16	Financial instruments

Foreign exchange forward contracts

In June 2007, the Company entered into a currency forward to set the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes matures in October 2011. During the third quarter of 2009, the Company recorded a loss of $5.0 million, and a loss of $21.8 million for the nine months ended September 30, 2009 to “Foreign exchange gain (loss) on long-term debt”. These represent both realized and unrealized losses. For the same periods in 2008, the Company recorded an unrealized gain of $15.0 million for the quarter and $19.2 million for first nine months of 2008.

During the first six months of 2009, CP unwound and settled US$300 million of the US$400 million currency forward for total proceeds of $31.1 million. As at June 30, $29.2 million of the total proceeds had been collected, with the remaining $1.9 million collected in the third quarter. In the third quarter of 2009, a further US$30 million of the currency forward was unwound and settled for total proceeds of $3.0 million. At September 30, 2009, the unrealized gain on the remaining currency forward of $1.4 million (December 31, 2008 — $57.3 million) was included in “Prepaid pension costs and other assets”.

Interest rate management

During the second quarter of 2009, CP unwound its outstanding interest rate swap agreements for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time that the 6.250% Notes are repaid.

Subsequent to the unwinding of this swap a portion of the underlying 6.250% Notes were repurchased in the second quarter and, as a result, a pro rata share of the fair value adjustment amounting to a $6.5 million gain was recognized immediately to “Other income and charges” as part of the net loss on repurchase of debt (see Note 14).

The Company recorded a gain of $3.1 million to “Net interest expense” for the six months ended June 30, 2009, prior to the unwind of the swaps. In the third quarter of 2009, subsequent to the unwind, the Company amortized $1.4 million of the deferred gain to “Net interest expense”. The total gain recorded to “Net interest expense” for the nine months ended September 30, 2009 was $4.5 million. For the three months ended September 30, 2008, the Company recorded a gain of $1.0 million and $2.1 million for the nine months ended September 30, 2008.

Stock-based compensation expense management

To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time of three types of stock-based compensation programs: share appreciation rights (“SARs”), deferred share units (“DSUs”), and restricted share units (“RSUs”). The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to substantially offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap.

“Compensation and benefits” expense in the Consolidated Statement of Income includes an unrealized gain on these swaps of $5.5 million in the third quarter of 2009 and a net gain of $8.4 million for the nine months ended September 30, 2009 which was inclusive of both realized losses and unrealized gains (unrealized losses of $27.9 million for the third quarter 2008 and $21.9 million for the nine months ended September 30, 2008). During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million that was settled in the second quarter of 2009. At September 30, 2009, the unrealized loss on the remaining TRS of $28.4 million was included in “Other long-term liabilities” on our Consolidated Balance Sheet (December 31, 2008 — $67.9 million).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
16	Financial instruments (continued)

Fuel price management

At September 30, 2009, the Company had crude futures contracts, which are accounted for as cash flow hedges, to purchase approximately 45,000 barrels during the remainder of 2009 at average quarterly prices of US$38.19 per barrel. This represents approximately 3% of estimated fuel purchases for the remainder of 2009. At September 30, 2009, the unrealized gain on these futures contracts was $1.6 million (December 31, 2008 — $3.2 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in Accumulated other comprehensive income (“AOCI”) on our Consolidated Balance Sheet.

At September 30, 2009, the Company had foreign exchange (“FX”) forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$1.1 million for the remainder of 2009 at an average exchange rate of 1.23. At September 30, 2009, the unrealized loss on these forward contracts was $0.2 million (December 31, 2008 — loss of $0.1 million) and was recognized in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

At September 30, 2009, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 285,000 barrels during the period October 2009 to September 2010 at average quarterly prices of US$77.29 per barrel. This represents approximately 5% of estimated fuel purchases for this period. At September 30, 2009, the unrealized gain on these futures contracts was $1.1 million (December 31, 2008 — unrealized loss $4.5 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

In addition, at September 30, 2009, the Company had heating oil crack spread futures contracts, which were not designated nor accounted for as cash flow hedges, to purchase approximately 150,000 barrels during the fourth quarter of 2009 at an average price of US$6.05 per barrel. This represents approximately 10% of estimated fuel purchases in the fourth quarter. At September 30, 2009, the unrealized gain on these futures contracts was $0.2 million and has been recognized in income in “Fuel” expense.

For the third quarter of 2009, “Fuel” expense was decreased by $1.5 million as a result of realized gains of $1.7 million arising from settled swaps, partially offset by realized losses of $0.2 million arising from settled FX forward contracts. For the third quarter of 2008, “Fuel” expense was reduced by $3.4 million as a result of realized gains of $3.8 million arising from settled swaps, partially offset by realized losses of $0.4 million arising from settled FX forward contracts.

For the nine months ended September 30, 2009, “Fuel” expense was increased by $3.3 million due to a combination of realized losses of $3.1 million arising from settled swaps and $0.2 million arising from settled FX forward contracts. For the nine months ended September 30, 2008, “Fuel” expense was reduced by $12.2 million as a result of realized gains of $13.9 million arising from settled swaps, partially offset by realized losses of $1.7 million arising from settled FX forward contracts.

Credit risk

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result, create a financial loss for the Company. The Company’s credit risk regarding its investment in long-term floating rate notes are discussed in more detail in Note 12.

Credit risk management

The railway industry services predominantly financially established customers and the Company has experienced limited financial loss with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility. There has been no significant change to the Company’s exposure to credit risk in the quarter.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
17	Stock-based compensation

In the first nine months of 2009, under CP’s stock option plans, the Company issued 747,800 options to purchase Common Shares at the weighted average price of $36.29 per share, based on the closing price on the grant date. In tandem with these options, 747,450 stock appreciation rights were issued at the weighted average exercise price of $36.29.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of September 30, 2009 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2009		2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,671,143	$49.52	6,981,108	$43.97
New options granted	747,800	36.29	1,360,800	71.59
Exercised	(473,725)	32.01	(531,860)	34.49
Forfeited	(203,675)	57.61	(91,450)	47.78

Outstanding, September 30	7,741,543	$49.10	7,718,598	$49.45

Options exercisable at September 30	4,893,643	$42.94	4,608,798	$38.39

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model.

Under the fair value method, the fair value of all tandem and non-tandem options at the grant date was $5.4 million for options issued in the first nine months of 2009 (first nine months of 2008 — $21.0 million). Excluding tandem options, which are accounted for as SARS, the fair value of non-tandem options was $nil (first nine months of 2008 — $14.1 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2009	2008

Expected option life (years)	5.00	4.39
Risk-free interest rate	2.14%	3.54%
Expected stock price volatility	30%	22%
Expected annual dividends per share	$0.99	$0.99
Weighted average fair value of options granted during the year	$7.24	$15.12

Performance share units

In the first nine months of 2009, the Company issued 404,580 Performance Share Units (“PSUs”). These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The expense related to the PSUs is accrued based on the price of Common Shares at the end of the period and the anticipated performance factor, over the vesting period. In the first nine months of 2009, the expense recognized for PSUs was $8.8 million.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
18	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the three months ended September 30, 2009, was $10.3 million (three months ended September 30, 2008 — $21.6 million) and for the nine months ended September 30, 2009, was $23.7 million (nine months ended September 30, 2008 — $58.9 million).

19	Significant customer

During the first nine months of 2009, one customer comprised 9.3% of total revenue (first nine months of 2008 — 11.9%). At September 30, 2009, that same customer represented 4.3% of total accounts receivable (September 30, 2008 — 4.7%).

20	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2009, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At September 30, 2009, the Company had multi-year capital commitments of $913.7 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2009 through 2028.

Operating lease commitments

At September 30, 2009, minimum payments under operating leases were estimated at $968.9 million in aggregate, with annual payments in each of the next five years of: balance of 2009 — $37.4 million; 2010 — $145.3 million; 2011 — $124.9 million; 2012 — $111.5 million; 2013 — $97.4 million.

Guarantees

At September 30, 2009, the Company had residual value guarantees on operating lease commitments of $174.4 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2009, these accruals amounted to $8.3 million.

21	Capital disclosures

The Company monitors capital using a number of key financial metrics, including:
o	total debt to total capitalization; and

o	interest-coverage ratio: earnings before interest and taxes (“EBIT”) to net interest expense.
Both of these metrics have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The calculations for the aforementioned key financial metrics are as follows:

Total debt to total capitalization
Total debt, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by total debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
21	Capital disclosures (continued)

Interest coverage ratio
EBIT, which is a non-GAAP measure that is calculated, on a twelve month rolling basis, as revenues less operating expenses, less other income and charges, plus equity income in DM&E, divided by net interest expense. The ratio excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/ABCP and the gains on sale of partnership interest, Windsor Station and a land sale in Western Canada as these are not in the normal course of business.

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

(in millions of Canadian dollars)	Management targets	September 30, 2009	September 30, 2008

Long-term debt		$3,701.3	$4,140.4
Long-term debt maturing within one year		390.0	248.4
Short-term borrowing		57.7	280.0

Total debt(1)		$4,149.0	$4,668.8

Shareholders’ equity		$6,745.2	$5,795.6
Total debt		4,149.0	4,668.8

Total debt plus equity(1)		$10,894.2	$10,464.4

Revenues less operating expenses(2)		$930.1	$1,054.2
Less:
Other income and charges		(36.5)	(22.9)
Plus:
Equity income in DM&E		10.4	53.2

EBIT(1)(2)		$904.0	$1,084.5

Total debt		$4,149.0	$4,668.8
Total debt plus equity		$10,894.2	$10,464.4

Total debt to total capitalization(1)	No more than 50.0%	38.1%	44.6%

EBIT		$904.0	$1,084.5
Net interest expense		$284.2	$250.7

Interest Coverage Ratio(1)(2)	No less than 4.0	3.2	4.3

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The balance is calculated on a rolling twelve-month basis.

The Company remains in compliance with all external financial covenants.

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their management targets are monitored on a quarterly basis. In 2009, the Company changed one of its measures used to monitor capital from net-debt to net-debt-plus-equity ratio to total debt to total capitalization to better align with a more common convention used by investors. The interest coverage ratio has decreased during the twelve-month period ending September 30, 2009 due to a reduction in year-over-year earnings and the unfavourable impact of a weakening Canadian dollar. The interest coverage ratio for the period is below the management target provided in the above table, due to lower volumes as a result of the global recession that occurred during the period.

In addition, CP issued 13,900,000 common shares generating net proceeds of $488.9 million and monetized certain assets to reduce indebtedness and further augment its cash position due to ongoing uncertainty around the timing of the economic recovery.

The Company is also subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within permitted limits.

Summary of Rail Data
(Reconciliation of GAAP earnings to non-GAAP earnings on page 2)

Third Quarter					Year-to-date
2009	2008(1) (2)	Fav/(Unfav)%			2009	2008(1) (2)	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$1,061.5	$1,239.5	$(178.0)	(14.4)	Freight revenue	$3,084.2	$3,557.0	$(472.8)	(13.3)
26.7	25.2	1.5	6.0	Other revenue	97.1	74.9	22.2	29.6

1,088.2	1,264.7	(176.5)	(14.0)		3,181.3	3,631.9	(450.6)	(12.4)

				Operating expenses
320.2	312.3	(7.9)	(2.5)	Compensation and benefits	962.7	956.1	(6.6)	(0.7)
134.0	275.8	141.8	51.4	Fuel	422.7	766.3	343.6	44.8
45.8	49.3	3.5	7.1	Materials	164.3	171.3	7.0	4.1
42.9	44.4	1.5	3.4	Equipment rents	139.8	136.4	(3.4)	(2.5)
132.7	120.8	(11.9)	(9.9)	Depreciation and amortization	400.3	365.4	(34.9)	(9.6)
151.4	162.3	10.9	6.7	Purchased services and other	465.1	487.7	22.6	4.6

827.0	964.9	137.9	14.3		2,554.9	2,883.2	328.3	11.4

261.2	299.8	(38.6)	(12.9)	Revenues less operating expenses	626.4	748.7	(122.3)	(16.3)
—	—	—	—	Gain on sale of partnership interest	81.2	—	81.2	—
79.1	—	79.1	—	Gain on sale of Windsor Station and a land sale in Western Canada	79.1	—	79.1	—
1.6	(28.1)	29.7	—	Gain (loss) in fair value of long-term floating rate notes/asset-backed commercial paper	6.3	(49.4)	55.7	—
(0.1)	(2.9)	2.8	—	Foreign exchange gain (loss) on long-term debt	2.7	(12.4)	15.1	—
—	16.5	(16.5)	(100.0)	Equity income in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	—	40.9	(40.9)	(100.0)
				Less:
1.6	2.8	1.2	42.9	Other income and charges	28.2	14.4	(13.8)	(95.8)
64.7	64.5	(0.2)	(0.3)	Net interest expense	210.4	187.3	(23.1)	(12.3)

275.5	218.0	57.5	26.4	Income before income tax expense	557.1	526.1	31.0	5.9
80.1	47.3	(32.8)	(69.3)	Income tax expense	141.9	110.0	(31.9)	(29.0)

$195.4	$170.7	$24.7	14.5	Net income	$415.2	$416.1	$(0.9)	(0.2)

$1.16	$1.11	$0.05	4.5	Basic earnings per share	$2.51	$2.71	$(0.20)	(7.4)

$1.16	$1.10	$0.06	5.5	Diluted earnings per share	$2.50	$2.68	$(0.18)	(6.7)

(1)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a fully consolidated basis after that date including the first three quarters of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

Summary of Rail Data (Page 2)
Reconciliation of GAAP earnings to non-GAAP earnings

Third Quarter					Year-to-date
2009	2008(1) (2)	Fav/(Unfav)%			2009	2008(1) (2)	Fav/(Unfav)%

				Financial (millions)

$195.4	$170.7	$24.7	14.5	Net income	$415.2	$416.1	$(0.9)	(0.2)

				Exclude:

				Foreign exchange gain (loss) on long-term debt (FX on LTD)
(0.1)	(2.9)	2.8	—	FX on LTD	2.7	(12.4)	15.1	—
(18.1)	9.0	(27.1)	—	Income tax recovery (expense) on FX on LTD (3)	(27.1)	12.4	(39.5)	—

(18.2)	6.1	(24.3)	—	FX on LTD (net of tax)	(24.4)	—	(24.4)	—

				Other specified items
—	—	—	—	Gain on sale of partnership interest	81.2	—	81.2	—
—	—	—	—	Income tax expense on partnership interest	(12.5)	—	(12.5)	—

—	—	—	—	Gain on sale of partnership interest (net of tax)	68.7	—	68.7	—

79.1	—	79.1	—	Gain on sale of Windsor Station and a land sale in Western Canada	79.1	—	79.1	—
(11.0)	—	(11.0)	—	Income tax expense on sale of Windsor Station and a land sale in Western Canada	(11.0)	—	(11.0)	—

68.1	—	68.1	—	Gain on sale of Windsor Station and a land sale in Western Canada (net of tax)	68.1	—	68.1	—

1.6	(28.1)	29.7	—	Gain (loss) in fair value of long-term floating rate notes/asset-backed commercial paper (ABCP)	6.3	(49.4)	55.7	—
(0.3)	8.3	(8.6)	—	Income tax recovery (expense) on gain (loss) in fair value of long-term floating rate notes/ABCP	(1.8)	14.6	(16.4)	—

1.3	(19.8)	21.1	—	Gain (loss) in fair value of long-term floating rate notes/(ABCP) (net of tax)	4.5	(34.8)	39.3	—

$144.2	$184.4	$(40.2)	(21.8)	Income before foreign exchange gain (loss) on long-term debt and other specified items(4)	$298.3	$450.9	$(152.6)	(33.8)

				Earnings per share (EPS)
$1.16	$1.10	$0.06	5.5	Diluted EPS, as determined by GAAP	$2.50	$2.68	$(0.18)	(6.7)
				Exclude:
(0.11)	0.04	(0.15)	—	Diluted EPS, related to FX on LTD, net of tax (4)	(0.15)	—	(0.15)	—
0.42	(0.13)	0.55	—	Diluted EPS, related to other specified items, net of tax (4)	0.85	(0.22)	1.07	—

$0.85	$1.19	$(0.34)	(28.6)	Diluted EPS, before FX on LTD and other specified items (4)	$1.80	$2.90	$(1.10)	(37.9)

76.0	76.3	0.3	—	Operating ratio (4) (5) (%)	80.3	79.4	(0.9)	—

				Shares Outstanding

168.1	153.8	14.3	9.3	Weighted average (avg) number of shares outstanding (millions)	165.7	153.6	12.1	7.9
168.7	155.1	13.6	8.8	Weighted avg number of diluted shares outstanding (millions)	166.0	155.2	10.8	7.0

				Foreign Exchange

0.899	0.966	(0.067)	(6.9)	Average foreign exchange rate (US$/Canadian$)	0.849	0.988	(0.139)	(14.1)
1.112	1.035	0.077	7.4	Average foreign exchange rate (Canadian$/US$)	1.178	1.012	0.166	16.4

(1)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a fully consolidated basis after that date including the first three quarters of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(4)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures included in this press release.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 3)
Pro forma Basis Including DM&E in 2008

Third Quarter					Year-to-date
	2008(1) (2) (3)					2008(1) (2) (3)
2009	Pro forma	Fav/(Unfav)%			2009	Pro forma	Fav/(Unfav)%
				Financial (millions, except per share data)

				Revenues
$1,061.5	$1,340.0	$(278.5)	(20.8)	Freight revenue	$3,084.2	$3,816.5	$(732.3)	(19.2)
26.7	25.8	0.9	3.5	Other revenue	97.1	76.6	20.5	26.8

1,088.2	1,365.8	(277.6)	(20.3)		3,181.3	3,893.1	(711.8)	(18.3)

				Operating expenses
320.2	331.0	10.8	3.3	Compensation and benefits	962.7	1,012.4	49.7	4.9
134.0	292.8	158.8	54.2	Fuel	422.7	813.2	390.5	48.0
45.8	54.1	8.3	15.3	Materials	164.3	184.3	20.0	10.9
42.9	48.6	5.7	11.7	Equipment rents	139.8	148.0	8.2	5.5
132.7	131.8	(0.9)	(0.7)	Depreciation and amortization	400.3	397.2	(3.1)	(0.8)
151.4	177.3	25.9	14.6	Purchased services and other	465.1	519.6	54.5	10.5

827.0	1,035.6	208.6	20.1		2,554.9	3,074.7	519.8	16.9

261.2	330.2	(69.0)	(20.9)	Operating income (3) (4)	626.4	818.4	(192.0)	(23.5)

1.6	2.7	1.1	40.7	Other income and charges	28.2	14.0	(14.2)	(101.4)
64.7	67.7	3.0	4.4	Net interest expense	210.4	189.1	(21.3)	(11.3)
50.7	75.4	24.7	32.8	Income tax expense before foreign exchange gain (loss) on long-term debt and other specified items (3)	89.5	164.4	74.9	45.6

$144.2	$184.4	$(40.2)	(21.8)	Income before foreign exchange gain (loss) on long-term debt and other specified items (3)	$298.3	$450.9	$(152.6)	(33.8)

76.0	75.8	(0.2)	—	Operating ratio (3) (5) (%)	80.3	79.0	(1.3)	—

$0.85	$1.19	$(0.34)	(28.6)	Diluted EPS, before FX on LTD and other specified items (3)	$1.80	$2.90	$(1.10)	(37.9)

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first three quarters of 2008.

See note on non-GAAP earnings measures included in this press release.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures included in this press release.

(4)	Operating income is a non-GAAP term, which represents “revenue less operating expenses”.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 4)
Pro forma Basis for Comparative Purposes only

Third Quarter					Year-to-date
2009	2008(1) (2) Pro forma	Fav/(Unfav)%			2009	2008(1) (2) Pro forma	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$279.6	$262.4	$17.2	6.6	- Grain	$838.0	$750.7	$87.3	11.6
119.7	161.0	(41.3)	(25.7)	- Coal	331.2	481.6	(150.4)	(31.2)
80.3	126.1	(45.8)	(36.3)	- Sulphur and fertilizers	219.8	399.9	(180.1)	(45.0)
45.3	68.9	(23.6)	(34.3)	- Forest products	131.2	191.0	(59.8)	(31.3)
191.6	249.3	(57.7)	(23.1)	- Industrial and consumer products	565.3	686.8	(121.5)	(17.7)
59.6	84.5	(24.9)	(29.5)	- Automotive	161.1	245.6	(84.5)	(34.4)
285.4	387.8	(102.4)	(26.4)	- Intermodal	837.6	1,060.9	(223.3)	(21.0)

$1,061.5	$1,340.0	$(278.5)	(20.8)	Total Freight Revenues	$3,084.2	$3,816.5	$(732.3)	(19.2)

				Millions of Revenue Ton-Miles (RTM)
8,458	7,321	1,137	15.5	- Grain	25,682	23,116	2,566	11.1
4,784	5,580	(796)	(14.3)	- Coal	12,504	16,975	(4,471)	(26.3)
2,747	4,785	(2,038)	(42.6)	- Sulphur and fertilizers	6,646	15,879	(9,233)	(58.1)
1,216	1,535	(319)	(20.8)	- Forest products	3,372	4,650	(1,278)	(27.5)
4,570	5,651	(1,081)	(19.1)	- Industrial and consumer products	12,891	16,548	(3,657)	(22.1)
417	533	(116)	(21.8)	- Automotive	1,127	1,731	(604)	(34.9)
5,829	7,381	(1,552)	(21.0)	- Intermodal	17,256	21,645	(4,389)	(20.3)

28,021	32,786	(4,765)	(14.5)	Total RTMs	79,478	100,544	(21,066)	(21.0)

				Freight Revenue per RTM (cents)
3.31	3.58	(0.27)	(7.5)	- Grain	3.26	3.25	0.01	0.3
2.50	2.89	(0.39)	(13.5)	- Coal	2.65	2.84	(0.19)	(6.7)
2.92	2.64	0.28	10.6	- Sulphur and fertilizers	3.31	2.52	0.79	31.3
3.73	4.49	(0.76)	(16.9)	- Forest products	3.89	4.11	(0.22)	(5.4)
4.19	4.41	(0.22)	(5.0)	- Industrial and consumer products	4.39	4.15	0.24	5.8
14.29	15.85	(1.56)	(9.8)	- Automotive	14.29	14.19	0.10	0.7
4.90	5.25	(0.35)	(6.7)	- Intermodal	4.85	4.90	(0.05)	(1.0)

3.79	4.09	(0.30)	(7.3)	Freight Revenue per RTM	3.88	3.80	0.08	2.1

				Carloads (thousands)
117.6	112.0	5.6	5.0	- Grain	348.4	337.0	11.4	3.4
84.2	82.3	1.9	2.3	- Coal	221.2	245.2	(24.0)	(9.8)
29.7	46.7	(17.0)	(36.4)	- Sulphur and fertilizers	76.9	154.7	(77.8)	(50.3)
17.4	25.7	(8.3)	(32.3)	- Forest products	50.4	76.8	(26.4)	(34.4)
86.6	110.8	(24.2)	(21.8)	- Industrial and consumer products	253.3	327.9	(74.6)	(22.8)
27.2	34.7	(7.5)	(21.6)	- Automotive	70.8	111.5	(40.7)	(36.5)
239.7	324.6	(84.9)	(26.2)	- Intermodal	721.9	936.4	(214.5)	(22.9)

602.4	736.8	(134.4)	(18.2)	Total Carloads	1,742.9	2,189.5	(446.6)	(20.4)

				Freight Revenue per Carload
$2,378	$2,343	$35	1.5	- Grain	$2,405	$2,228	$177	7.9
1,422	1,956	(534)	(27.3)	- Coal	1,497	1,964	(467)	(23.8)
2,704	2,700	4	0.1	- Sulphur and fertilizers	2,858	2,585	273	10.6
2,603	2,681	(78)	(2.9)	- Forest products	2,603	2,487	116	4.7
2,212	2,250	(38)	(1.7)	- Industrial and consumer products	2,232	2,095	137	6.5
2,191	2,435	(244)	(10.0)	- Automotive	2,275	2,203	72	3.3
1,191	1,195	(4)	(0.3)	- Intermodal	1,160	1,133	27	2.4

$1,762	$1,819	$(57)	(3.1)	Freight Revenue per Carload	$1,770	$1,743	$27	1.5

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first three quarters of 2008.
See note on non-GAAP earnings measures included in this press release.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.
See note on non-GAAP earnings measures included in this press release.

Summary of Rail Data (Page 5)

Third Quarter					Year-to-date
2009	2008(1) (2) (3)	Fav/(Unfav)%			2009	2008(1) (2) (3)	Fav/(Unfav)%

				Operations Performance

				Pro forma Consolidated Data including DM&E(1)

1.54	1.63	0.09	5.5	Total operating expenses per GTM (cents) (4)	1.66	1.60	(0.06)	(3.8)

53,709	63,511	(9,802)	(15.4)	Freight gross ton-miles (GTM) (millions)	154,277	192,217	(37,940)	(19.7)
8,562	10,900	(2,338)	(21.4)	Train miles (000) (5)	25,860	33,265	(7,405)	(22.3)

15,420	17,385	1,965	11.3	Average number of active employees – Total	15,209	16,904	1,695	10.0
13,352	15,153	1,801	11.9	Average number of active employees – Expense	13,669	15,184	1,515	10.0

15,416	17,249	1,833	10.6	Number of employees at end of period – Total	15,416	17,249	1,833	10.6
13,371	15,081	1,710	11.3	Number of employees at end of period – Expense	13,371	15,081	1,710	11.3

1.09	1.14	0.05	4.4	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.19	1.22	0.03	2.5
58.1	72.0	13.9	19.3	U.S. gallons of locomotive fuel consumed – total (millions) (6)	181.9	231.4	49.5	21.4
2.07	3.93	1.86	47.3	Average fuel price (U.S. dollars per U.S. gallon)	1.97	3.47	1.50	43.2

				Fluidity Data (excluding DM&E)

20.7	21.3	0.6	2.8	Average terminal dwell – AAR definition (hours)	21.5	22.3	0.8	3.6
25.7	23.9	1.8	7.5	Average train speed – AAR definition (mph)	25.7	23.8	1.9	8.0
147.1	145.2	1.9	1.3	Car miles per car day	144.0	143.5	0.5	0.3
44.5	53.4	8.9	16.7	Average daily active cars on-line (000)	45.2	55.4	10.2	18.4
694	963	269	27.9	Average daily active road locomotives on-line	749	1,003	254	25.3

				Safety

1.97	1.79	(0.18)	(10.1)	FRA personal injuries per 200,000 employee-hours (CP only)	1.74	1.47	(0.27)	(18.4)
0.64	1.58	0.94	59.5	FRA train accidents per million train-miles (CP only)	1.29	1.85	0.56	30.3
3.23	4.12	0.89	21.6	FRA personal injuries per 200,000 employee-hours (DM&E only)	2.22	3.68	1.46	39.7
12.14	13.15	1.01	7.7	FRA train accidents per million train-miles (DM&E only)	8.11	11.74	3.63	30.9

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first three quarters of 2008.

See note on non-GAAP earnings measures included in this press release.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(4)	The pro forma total operating expenses per GTM for 2008 is a non-GAAP measure. See note on non-GAAP earnings measures included in this press release.

(5)	Train miles decreased in response to the reduced volumes. Management reduced train starts by consolidating trains and running longer heavier trains which also decreased overall train miles.

(6)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

Canadian Pacific
Management’s Discussion and Analysis
for the three and nine months ended September 30, 2009
Table of Contents

1.0 BUSINESS PROFILE	2

2.0 STRATEGY	2

3.0 ADDITIONAL INFORMATION	2

4.0 FINANCIAL HIGHLIGHTS	3

5.0 OPERATING RESULTS	3

5.1 Income	3
5.2 Diluted Earnings per Share	4
5.3 Operating Ratio	4
5.4 Impact of Foreign Exchange on Earnings	5

6.0 NON-GAAP EARNINGS	6

7.0 LINES OF BUSINESS	9

7.1 Volumes	9
7.2 Revenues	10
7.2.1 Freight Revenues	10
7.2.2 Other Revenues	12
7.2.3 Freight Revenue per Carload	12
7.2.4 Freight Revenue per Revenue Ton Mile	13

8.0 PERFORMANCE INDICATORS	14

8.1 Efficiency and Other Indicators	14
8.2 Safety Indicators	15

9.0 OPERATING EXPENSES	15

10.0 OTHER INCOME STATEMENT ITEMS	17

11.0 QUARTERLY FINANCIAL DATA	21

12.0 CHANGES IN ACCOUNTING POLICY	21

12.1 2009 Accounting Changes	21
12.2 Future Accounting Changes	22

13.0 LIQUIDITY AND CAPITAL RESOURCES	23

13.1 Operating Activities	23
13.2 Investing Activities	23
13.3 Financing Activities	23

14.0 BALANCE SHEET	25

15.0 FINANCIAL INSTRUMENTS	26

16.0 OFF-BALANCE SHEET ARRANGEMENTS	28

17.0 CONTRACTUAL COMMITMENTS	29

18.0 FUTURE TRENDS AND COMMITMENTS	29

19.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT	31

19.1 Teck Coal Limited	32
19.2 Liquidity	32
19.3 Regulatory Authorities	32
19.4 Labour Relations	34
19.5 Environmental Laws and Regulations	35
19.6 Financial risks	35
19.7 General and Other Risks	36

20.0 CRITICAL ACCOUNTING ESTIMATES	36

21.0 SYSTEMS, PROCEDURES AND CONTROLS	38

22.0 FORWARD-LOOKING INFORMATION	38

23.0 GLOSSARY OF TERMS	40
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three and nine months ended September 30, 2009. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in Section 6.0 Non-GAAP Earnings of this MD&A.
October 27, 2009

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23.0 Glossary of Terms.
Unless otherwise indicated, all comparisons of results for the three and nine months ended September 30, 2009 are against the results for the three and nine months ended September 30, 2008.
1.0 BUSINESS PROFILE
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 15,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the US Northeast and Midwest regions. Our railway feeds directly into the US heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the US and into Mexico. Through our subsidiaries, we transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
2.0 STRATEGY
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for our customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions. We seek to accomplish this objective through the following three-part strategy:
•	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

•	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
3.0 ADDITIONAL INFORMATION
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

4.0 FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

	For the three months ended September 30				For the nine months ended September 30
		2008				2008
(in millions, except percentages and		As		Pro		As		Pro
per-share data)	2009	reported	DM&E	forma(1)(2)	2009	reported	DM&E	forma(1)(2)

Revenues	$1,088.2	$1,264.7	$101.1	$1,365.8	$3,181.3	$3,631.9	$261.2	$3,893.1
Operating income(2)(3)	261.2	299.8	30.4	330.2	626.4	748.7	69.7	818.4
Income, before FX on LTD and other specified items(2)(3)	144.2	184.4	—	184.4	298.3	450.9	—	450.9
Net income(3)	195.4	170.7	—	170.7	415.2	416.1	—	416.1

Basic earnings per share	1.16	1.11	—	1.11	2.51	2.71	—	2.71
Diluted earnings per share	1.16	1.10	—	1.10	2.50	2.68	—	2.68
Diluted earnings per share, before FX on LTD and other specified items(2)	0.85	1.19	—	1.19	1.80	2.90	—	2.90
Dividends declared per share	0.2475	0.2475	—	0.2475	0.7425	0.7425	—	0.7425

Free cash(2)	276.3	(0.9)			256.4	(170.2)
Total assets at September 30(3)	15,321.0	14,034.4			15,321.0	14,034.4
Total long-term financial liabilities at September 30(3)(4)	3,825.9	4,180.3			3,825.9	4,180.3

Operating ratio	76.0%	76.3%		75.8%	80.3%	79.4%		79.0%

(1)	Pro forma basis redistributes Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”) equity income to a line by line consolidation of DM&E results for the third quarter and first nine months of 2008.

(2)	These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0 Non-GAAP Earnings. A reconciliation of free cash to GAAP cash position is provided in Section 13.4 Free Cash.

(3)	2008 Comparative numbers have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating periods of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(4)	Excludes future taxes: $2,663.6 million and $1,764.7 million; and other non-financial long-term liabilities of $691.3 million and $656.2 million at September 30, 2009 and 2008 respectively.
5.0 OPERATING RESULTS
CP’s results for the third quarter of 2009 are compared to the third quarter of 2008 on a pro forma basis. Pro forma basis is a non-GAAP measure which redistributes the Dakota, Minnesota and Eastern Railroad Corporation’s (“DM&E”) operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of revenues and expenses. Pro forma earnings have no standard meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies (discussed further in Section 6.0 Non-GAAP Earnings).
5.1 Income
Operating income, a non-GAAP measure (discussed further in Section 6.0 Non-GAAP Earnings), in the third quarter of 2009 was $261.2 million, down $38.6 million, or 12.9%, from $299.8 million. Operating income in the first nine months of 2009 was $626.4 million, down $122.3 million, or 16.3% from $748.7 million. On a pro forma basis, operating income for the three months ended September 30, 2009 was down $69.0 million, or 20.9%, from $330.2 million for the same period in 2008 and operating income for the nine months ended September 30, 2009 was down $192.0 million or 23.5% from $818.4 million for the same period in 2008. The decrease in third quarter and year to date 2009 operating income was primarily due to the global recession which resulted in lower traffic volumes. In addition to the normal cost reduction associated with lower volumes, a number of cost reduction initiatives has been executed throughout 2009. The success of these initiatives have also resulted in higher incentive compensation expense as compared to the same periods in 2008.
This decrease in the third quarter was partially offset by a number of cost initiatives beyond volume reductions that reduced operational expenses and lower purchased services and other expenses driven by lower casualty-related expenses.

This decrease in the nine months ended September 30, 2009 was partially offset by:
•	a number of cost initiatives beyond volume reductions that reduced operational expenses;

•	the favourable impact of FX (“FX”, discussed further in Section 23.0 Glossary of Terms) of approximately $48 million for the nine months ended September 30, 2009;

•	lower purchased services and other expenses driven by lower casualty-related expenses; and

•	the net effect of fuel price declines.
Net income for the three months ended September 30, 2009 was $195.4 million, an increase of $24.7 million, or 14.5%, from $170.7 million for the same period in 2008. Net income for the nine months ended September 30, 2009 was $415.2 million, essentially flat with the same period in 2008. The increase in the third quarter of 2009 was primarily due to gains on the sales of Windsor Station and a land sale in Western Canada (discussed further in Section 10.1 Gain on Sale of Windsor Station and a Land Sale in Western Canada). The increase was partially offset by lower operating income mostly due to lower volumes as a result of the global recession.
Net income in the first nine months of 2009 was flat with 2008 as a result of various offsetting differences. In 2009, net income has been impacted by lower operating income mostly due to lower volumes driven by the global recession offset by the gains on the sales of Windsor Station, land in Western Canada and a partial interest in Detroit River Tunnel Partnership (“DRTP”, discussed further in Section 10.2 Gain on Sale of Partnership Interest). In addition, in 2009 we had a small gain on long-term floating rate notes (discussed further in Section 10.5 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper) compared with an impairment of the fair value of our investment in Asset-backed Commercial Paper (“ABCP”) in 2008.
5.2 Diluted Earnings per Share
Diluted earnings per share (“EPS”, discussed further in Section 23.0 Glossary of Terms) was $1.16 in the third quarter of 2009, an increase of $0.06, or 5.5% for the same period of 2008. Diluted EPS for the nine months ended September 30, 2009 was $2.50, a decrease of $0.18, or 6.7%. The increase in the third quarter of 2009 was primarily due to higher net income, partially offset by the issuance of common shares in the first quarter of 2009. The decrease on the nine months ended September 30, 2009 was due to the issuance of common shares in the first quarter of 2009.
Diluted EPS before FX gains and losses on long-term debt (“FX on LTD”) and other specified items was $0.85 in the third quarter of 2009, a decrease of $0.34, or 28.6%. Diluted EPS before FX on LTD and other specified items for the first nine months of 2009 was $1.80, a decrease of $1.10, or 37.9%. These decreases were mainly due to decreased volumes as a result of the global recession which reduced income, before FX on LTD and other specified items. The issuance of common shares in the first quarter of 2009 further reduced diluted EPS. Diluted EPS before FX on LTD and other specified items is discussed further in Section 6.0 Non-GAAP Earnings.
5.3 Operating Ratio
Our operating ratio improved to 76.0% in the third quarter of 2009, compared with 76.3% for the same period of 2008. This ratio was 80.3% for the nine months ended September 30, 2009, compared with 79.4% for the same period in 2008.
On a pro forma basis, operating ratio increased by 20 basis points from 75.8% for the quarter and increased by 130 basis points from 79.0% for the first nine months of 2009 compared to 2008. The increase in the third quarter was primarily due to lower volumes. The increase was partially offset by cost reduction initiatives that reduced operational expenses and the net effect of fuel price declines.
The increase for the first nine months of 2009 was primarily due to lower volumes. This increase was partially mitigated by cost reduction initiatives and fuel price declines. The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway.

5.4 Impact of Foreign Exchange on Earnings
Fluctuations in FX affect our results because US dollar-denominated revenues and expenses are translated into Canadian dollars. US dollar-denominated revenues and expenses increase when the Canadian dollar weakens in relation to the US dollar.
The Canadian dollar weakened against the US dollar on average by approximately 7% for the third quarter, and 16% for the first nine months of 2009 compared with the same periods in 2008. The average FX rate for converting US dollars to Canadian dollars increased to $1.11 in third quarter 2009 from $1.04 in the third quarter 2008 and increased to $1.18 for the first nine months of 2009 compared to $1.01 for the same period of 2008. The adjoining table shows the approximate impact of the change in FX on our revenues and expenses, and income before FX on LTD and other specified items, calculated using our 2008 US-dollar denominated revenues and expenses. This analysis does not include the impact of the change in FX on balance sheet accounts or FX hedging activity.

	For the three
EFFECT ON EARNINGS DUE TO THE CHANGE IN	months ended	For the nine months
FOREIGN EXCHANGE	September 30	ended September 30
(in millions, except foreign exchange rate)	2009 vs. Pro forma 2008(1)(2)
Average quarterly foreign exchange rates	$1.11 vs. $1.04	$1.18 vs. $1.01

Freight revenues
Grain	$10.5	$72.7
Coal	2.1	13.1
Sulphur and fertilizers	3.5	29.5
Forest products	3.2	22.3
Industrial and consumer products	13.2	83.7
Automotive	2.7	20.7
Intermodal	4.9	32.4
Other revenues	0.3	1.9

Favourable (unfavourable) effect	40.4	276.3

Operating expenses
Compensation and benefits	(6.4)	(41.8)
Fuel	(20.5)	(114.3)
Materials	(1.7)	(12.6)
Equipment rents	(3.3)	(20.5)
Depreciation and amortization	(1.9)	(12.3)
Purchased services and other	(5.3)	(26.5)

Favourable (unfavourable) effect	(39.1)	(228.0)

Favourable (unfavourable) effect on operating income(2)	1.3	48.3

Other expenses (unfavourable)
Other income and charges	(0.2)	(0.6)
Net interest expense	(3.8)	(25.0)
Income tax expense, before FX on LTD and other specified items (2)	(0.8)	(7.9)

Favourable (unfavourable) effect on income, before FX on LTD and other specified items (2)	$(3.5)	$14.8

(1)	Pro forma basis redistributes DM&E results on a line by line consolidation of DM&E results for the third quarter and first nine months of 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) annual operating income by approximately $3 million to $6 million. However, a large movement in FX can lead to a change in operating income that falls outside of the aforementioned range, as was the case in the third quarter of 2009. FX fluctuations increased operating income by approximately $1 million in third quarter 2009 and approximately $48 million for the first nine months of 2009 compared with the same periods for 2008, as illustrated in the adjoining table. From time to time, we use FX forward contracts to partially hedge the impact on our business of FX transaction gains and losses.

6.0 NON-GAAP EARNINGS
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on long-term debt (“FX on LTD”), which can be volatile and short term, and other specified items (discussed further in Section 6.2 Other Specified Items) that are not among our normal ongoing revenues and operating expenses.
The adjoining table details a reconciliation of operating income and income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of DM&E, changes in cash and cash equivalent balances resulting from foreign exchange fluctuations, and excluding changes in the accounts receivable securitization program and the initial reclassification of cash to investment in ABCP (discussed further in Section 10.5 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper). The measure is used by management to provide information with respect to investment and financing decisions and provides a comparable measure for period to period changes. Free cash is discussed further and is reconciled to the increase in cash as presented in the financial statements in Section 13.4 Free Cash.
Earnings measures that exclude FX on LTD and other specified items, operating income, adjusted diluted EPS, total debt to total capitalization, interest coverage ratio and free cash as described in this MD&A have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Operating income is calculated as revenues less operating expenses and is a common measure of profitability used by management. Income, before FX on LTD and other specified items provides management with a measure of income that can help in a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted EPS, before FX on LTD and other specified items is also referred to as adjusted diluted EPS.
CP’s results for the third quarter and the first nine months of 2009 are compared to the third quarter and the first nine months of 2008 on a pro forma basis. Pro forma basis is a non-GAAP measure which redistributes the DM&E operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of revenues and expenses. Doing so provides a comparable measure for period to period changes until DM&E results are fully consolidated with CP’s operations for comparative periods.
Total debt to total capitalization and interest coverage ratio (discussed further in Sections 13.3.1 Total Debt to Total Capitalization and 13.3.2 Interest Coverage Ratio, respectively) represent two key metrics used in assessing the Company’s capital structure and debt servicing capabilities. They do not have a comparable GAAP measure to which they can be reconciled. These ratios provide indicators of our capital structure and debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. Interest coverage ratio reported quarterly is measured on a twelve-month rolling basis.

SUMMARIZED STATEMENT OF CONSOLIDATED INCOME

	For the three months ended September 30					For the nine months ended September 30
(reconciliation of non-GAAP earnings to				2008				2008
GAAP earnings)		2008 As	2008	Pro		2008 As	2008	Pro
(in millions, except diluted EPS)	2009	reported(1)	DM&E	forma(2)(3)	2009	reported(1)	DM&E	forma(2)(3)

Revenues	$1,088.2	$1,264.7	$101.1	$1,365.8	$3,181.3	$3,631.9	$261.2	$3,893.1
Operating expenses	827.0	964.9	70.7	1,035.6	2,554.9	2,883.2	191.5	3,074.7

Operating income(3)	261.2	299.8	30.4	330.2	626.4	748.7	69.7	818.4

Other income and charges	1.6	2.8	(0.1)	2.7	28.2	14.4	(0.4)	14.0
Equity income in DM&E	—	16.5	(16.5)	—	—	40.9	(40.9)	—
Net interest expense	64.7	64.5	3.2	67.7	210.4	187.3	1.8	189.1

Income tax expense, before foreign exchange gain (loss) on LTD and other specified items(3)	50.7	64.6	10.8	75.4	89.5	137.0	27.4	164.4

Income, before FX on LTD and other specified items(3)	144.2	184.4	—	184.4	298.3	450.9	—	450.9

Foreign exchange gain (loss) on long-term debt
FX on LTD — gain (loss)	(0.1)	(2.9)	—	(2.9)	2.7	(12.4)	—	(12.4)
Income tax recovery (expense) on FX on LTD	(18.1)	9.0	—	9.0	(27.1)	12.4	—	12.4

FX on LTD, net of tax — gain (loss)	(18.2)	6.1	—	6.1	(24.4)	—	—	—
Other specified items
Gain on sale of Partnership Interest	—	—	—	—	81.2	—	—	—
Income tax expense on gain of Partnership Interest	—	—	—	—	(12.5)	—	—	—

Gain on sale of Partnership Interest, net of tax	—	—	—	—	68.7	—	—	—
Gain on sale of Windsor Station and a land sale in Western Canada	79.1	—	—	—	79.1	—	—	—
Income tax expense on gain of sale of Windsor Station and a land sale in Western Canada	(11.0)	—	—	—	(11.0)	—	—	—

Gain on sale of Windsor Station and land sale in Western Canada, net of tax	68.1	—	—	—	68.1	—	—	—

Change in fair value of long-term floating rate notes/ ABCP	1.6	(28.1)	—	(28.1)	6.3	(49.4)	—	(49.4)
Income tax recovery (expense) on change in fair value of long-term floating rate notes/ ABCP	(0.3)	8.3	—	8.3	(1.8)	14.6	—	14.6

Change in fair value of long-term floating rate notes/ ABCP, net of tax	1.3	(19.8)	—	(19.8)	4.5	(34.8)	—	(34.8)

Net income	$195.4	$170.7	—	$170.7	$415.2	$416.1	—	$416.1

Diluted EPS, before FX on LTD and other specified items(3)	$0.85	$1.19	—	$1.19	$1.80	$2.90	—	$2.90
Diluted EPS, related to FX on LTD, net of tax(3)	(0.11)	0.04	—	0.04	(0.15)	—	—	—
Diluted EPS, related to other specified items, net of tax(3)	0.42	(0.13)	—	(0.13)	0.85	(0.22)	—	(0.22)

Diluted EPS, as determined by GAAP	$1.16	$1.10	—	$1.10	$2.50	$2.68	—	$2.68

(1)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(2)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the third quarter and first nine months of 2008.

(3)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
6.1 Foreign Exchange Gains and Losses on Long-Term Debt
FX on LTD arises mainly as a result of translating US dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and can only be realized when net US dollar-denominated LTD matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. A large portion of our US dollar-denominated debt is designated as a hedge of our net investments in US subsidiaries.
On a pre-tax basis, we recorded an FX loss on LTD of $0.1 million in the third quarter of 2009, as the Canadian dollar exchange rate strengthened to $1.07 on September 30, 2009 from $1.16 at June 30, 2009. We recorded an FX gain on LTD of $2.7 million for the first nine months of 2009, as the Canadian dollar strengthened from $1.22 at December 31, 2008, relative to the US dollar. We recorded an FX loss on LTD of $2.9 million before tax in third quarter 2008, and a loss of $12.4 million in the first nine months of 2008. Compared with 2008 periods, the FX gain on US dollar-denominated LTD were lower as the balance of our US dollar-denominated debt was more closely matched with our net investment in US subsidiaries which mitigates FX volatility.
Income tax expense (or recovery) related to FX on LTD is discussed further in Section 10.7 Income Taxes.
6.2 Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
In the third quarter of 2009 we recorded gains of $68.1 million after tax ($79.1 million before tax) on the sale of Windsor Station and a land sale in Western Canada (discussed further in Section 10.1 Gain on Sale of Windsor Station and a land sale in Western Canada).
In the second quarter of 2009 we recorded a gain of $68.7 million after tax ($81.2 million before tax) on the sale of a portion of our partnership interest in the DRTP (discussed further in Section 10.2 Gain on Sale of Partnership Interest).
In the third quarter of 2009 and for the first nine months of 2009 we recorded gains as a result of the change in the estimated fair value of long-term floating rate notes of $1.3 million and $4.5 million after tax respectively ($1.6 million and $6.3 million before tax, respectively) (discussed further in Section 10.5 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper). In the first and third quarters of 2008, we recorded charges of $15.0 million after tax ($21.3 million before tax) and $19.8 million after tax ($28.1 million before tax) respectively, to reflect the change in the estimated fair value of ABCP (discussed further in Section 10.5 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper).

7.0 LINES OF BUSINESS

	For the three months ended September 30			For the nine months ended September 30
			2008			2008
		2008	Pro		2008	Pro
Volumes	2009	As reported	forma(1)	2009	As reported	forma(1)

Carloads (in thousands)
Grain	117.6	87.7	112.0	348.4	267.7	337.0
Coal	84.2	70.3	82.3	221.2	212.3	245.2
Sulphur and fertilizers	29.7	45.4	46.7	76.9	151.1	154.7
Forest products	17.4	23.9	25.7	50.4	71.5	76.8
Industrial and consumer products	86.6	84.3	110.8	253.3	251.6	327.9
Automotive	27.2	34.5	34.7	70.8	110.9	111.5
Intermodal	239.7	324.6	324.6	721.9	936.4	936.4

Total carloads	602.4	670.7	736.8	1,742.9	2,001.5	2,189.5

Revenue ton-miles (in millions)
Grain	8,458	6,491	7,321	25,682	20,764	23,116
Coal	4,784	5,455	5,580	12,504	16,659	16,975
Sulphur and fertilizers	2,747	4,722	4,785	6,646	15,704	15,879
Forest products	1,216	1,458	1,535	3,372	4,421	4,650
Industrial and consumer products	4,570	4,649	5,651	12,891	13,791	16,548
Automotive	417	530	533	1,127	1,723	1,731
Intermodal	5,829	7,381	7,381	17,256	21,645	21,645

Total revenue ton-miles	28,021	30,686	32,786	79,478	94,707	100,544

(1)	Pro forma basis redistributes DM&E results on a line by line consolidation for the third quarter and first nine months of 2008.
7.1 Volumes
Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and train crew costs.
Volumes in the third quarter of 2009, as measured by total carloads, decreased by 134,400, or 18.2%, and revenue ton-miles (“RTMs”) decreased by 4,765 million, or 14.5%, compared with the pro forma volumes in the same period in 2008. In the third quarter, an increased number of grain and coal shipments resulted in RTMs declining at a slower rate than the carload decline reversing the trend in the first half of the year. Volumes in the first nine months of 2009 as measured by total carloads decreased 446,600, or 20.4% and RTMs decreased by 21,066 million, or 21.0% compared to pro forma volumes in 2008.
The decrease in carloads in the third quarter of 2009 was driven by soft market conditions and reduced customer demand partially offset by new short haul US coal traffic and increased Canadian grain shipments.
The decrease in RTMs in the third quarter of 2009 was driven by soft market conditions and reduced customer demand lowering shipments in all lines of business except for grain.
These decreases in carloads and RTMs in the first nine months of 2009 were driven by the global recession which resulted in poor market conditions and reduced customer demand lowering shipments in all but the grain line of business.

7.2 Revenues

	For the three months ended September 30				For the nine months ended September 30
				2008				2008
REVENUES		2008	2008	Pro		2008	2008	Pro
(in millions)	2009	As reported	DM&E	forma(1)(2)	2009	As reported	DM&E	forma(1)(2)

Grain	$279.6	$227.5	$34.9	$262.4	$838.0	$662.9	$87.8	$750.7
Coal	119.7	155.5	5.5	161.0	331.2	468.0	13.6	481.6
Sulphur and fertilizers	80.3	122.5	3.6	126.1	219.8	391.1	8.8	399.9
Forest products	45.3	65.7	3.2	68.9	131.2	182.1	8.9	191.0
Industrial and consumer products	191.6	197.4	51.9	249.3	565.3	550.1	136.7	686.8
Automotive	59.6	83.1	1.4	84.5	161.1	241.9	3.7	245.6
Intermodal	285.4	387.8	—	387.8	837.6	1,060.9	—	1,060.9

Total freight revenues	$1,061.5	$1,239.5	$100.5	$1,340.0	$3,084.2	$3,557.0	$259.5	$3,816.5

Other revenues	26.7	25.2	0.6	25.8	97.1	74.9	1.7	76.6

Total revenues	$1,088.2	$1,264.7	$101.1	$1,365.8	$3,181.3	$3,631.9	$261.2	$3,893.1

(1)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the third quarter and first nine months of 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Our revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees, normal land sales and income from business partnerships accounted for on an equity basis.
One customer comprised 9.3% and 11.9% of total revenues (on a non-pro forma basis) for the nine months ended September 30, 2009 and September 30, 2008, respectively. The same customer comprised 4.3% and 4.7% of total accounts receivable (on a non-pro forma basis) at September 30, 2009 and September 30, 2008, respectively.
7.2.1 Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,061.5 million in the third quarter of 2009, a decrease of $178.0 million, or 14.4%. Freight revenues were $3,084.2 million in the first nine months of 2009, a decrease of $472.8 million, or 13.3%, for the same period in 2008. The revenue table above shows freight revenue on a pro forma basis for 2008 inclusive of DM&E revenues. On a pro forma basis, freight revenues decreased by $278.5 million, or 20.8% from $1,340.0 million for the third quarter and decreased by $732.3 million or 19.2% for the first nine months of 2009 from $3,816.5 million.
The third quarter decrease was driven primarily by:
•	lower traffic volumes due to the global recession;

•	a decline in freight revenues due to fuel price changes; and

•	a negative rate decision in coal (discussed further in Section 19.1 Teck Coal Limited).
The decrease was partially offset by the favourable impact of the change in foreign exchange on US dollar denominated revenues of approximately $40 million or 3% of freight revenues and increases in freight rates.
The decrease in the first nine months of 2009 was driven primarily by:
•	lower traffic volumes due to the global recession;

•	a decline in freight revenues due to fuel price changes;

•	a negative mix impact due to reduced average length of haul; and

•	a negative rate decision in coal.
The decrease was partially offset by the favourable impact of the change in foreign exchange on US dollar-denominated revenues of approximately $274 million or 7% of freight revenues and increases in freight rates excluding coal.
Revenue variances below (Sections 7.2.1.1 to 7.2.4) are compared to pro forma 2008 figures.
7.2.1.1 Fuel Cost Recovery Program
An increase in fuel prices may adversely impact the Company’s expenses and revenues. As such, CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help offset the financial impact of rising fuel prices. In January 2009, CP began to implement a more responsive fuel cost recovery program utilizing a 15-day average fuel index price which is adjusted every 15 days to further reduce fuel price volatility exposure.

7.2.1.2 Grain
Grain revenues for the third quarter of 2009 were $279.6 million, an increase of $17.2 million, or 6.6%, from $262.4 million. This increase was primarily due to increased Canadian grain export shipments as a result of higher commodity prices, an earlier start to the US fall shipping season, and the favourable impact of the change in FX of approximately $11 million. This increase was partially offset by a negative rate decision in regulated grain.
Grain revenues for the first nine months of 2009 were $838.0 million, an increase of $87.3 million, or 11.6%, from $750.7 million for the same period in 2008. This increase was primarily due to an increase in Canadian grain export shipments driven by strong demand and an above average 2008/2009 crop year, the favourable impact of the change in FX of $73 million for the nine months ended September 30, 2009, and an increase in freight rates for US and commercial grain.
7.2.1.3 Coal
Coal revenues for the third quarter of 2009 were $119.7 million, a decrease of $41.3 million, or 25.7%, from $161.0 million. Coal revenues for the first nine months of 2009 were $331.2 million, a decrease of $150.4 million, or 31.2%, from $481.6 million for the same period in 2008.
These decreases were due to:
•	decreased rates and reduced average length of haul on export coal as a result of regulatory rate proceedings which reduced coal revenues by approximately $24 million in the third quarter;

•	reduced coal shipments as a result of reduced market demand for metallurgical coal; and

•	lower fuel surcharge revenues due to the change in fuel price.
These decreases were partially offset by new short haul US coal traffic and the favourable impact of the change in FX of approximately $2 million and $13 million for the three and nine months ended September 30, 2009, respectively.
7.2.1.4 Sulphur and Fertilizers
Sulphur and fertilizers revenues for the third quarter of 2009 were $80.3 million, a decrease of $45.8 million, or 36.3%, from $126.1 million. For the first nine months of 2009, these revenues were $219.8 million, a decrease of $180.1 million, or 45.0%, from $399.9 million for the same period in 2008.
The decreases were primarily due to lower export potash shipments as a result of unresolved price negotiations between producers and major buyers, lower domestic potash shipments as farmers have delayed purchases at current prices and lower fuel surcharge revenues due to the change in fuel price. The decreases were partially offset by the favourable impact of the change in FX of approximately $4 million and $30 million for the three and nine months ended September 30, 2009, respectively.
7.2.1.5 Forest Products
Forest products revenues for the third quarter of 2009 were $45.3 million, a decrease of $23.6 million, or 34.3%, from $68.9 million. For the first nine months of 2009, these revenues were $131.2 million, a decrease of $59.8 million, or 31.3%, from $191.0 million for the same period in 2008.
The decreases were primarily due to continued soft demand for lumber, panel and pulp products resulting in select mill shutdowns and production curtailments. Also contributing to the decreases were lower fuel surcharge revenues due to the change in fuel price. The decreases were partially offset by the favourable impact of the change in FX of approximately $3 million and $22 million for the three and nine months ended September 30, 2009, respectively and increased freight rates.
7.2.1.6 Industrial and Consumer Products
Industrial and consumer products revenues for the third quarter of 2009 were $191.6 million, a decrease of $57.7 million, or 23.1%, from $249.3 million. For the first nine months of 2009, these revenues were $565.3 million, a decrease of $121.5 million, or 17.7%, from $686.8 million for the same period in 2008.
The decreases were primarily due to reduced overall volumes primarily from our steel, building products, chemical and plastics customers due to the global recession and lower fuel surcharge revenues due to the change in fuel price. These decreases were partially offset by the favourable impact of the change in FX of approximately $13 million and $84 million for the three and nine months ended September 30, 2009, respectively, increased volumes in energy related products and increased freight rates.
7.2.1.7 Automotive
Automotive revenues for the third quarter of 2009 were $59.6 million, a decrease of $24.9 million, or 29.5%, from $84.5 million. For the first nine months of 2009, these revenues were $161.1 million, a decrease of $84.5 million, or 34.4%, from $245.6 million for the same period in 2008.

These decreases were primarily due to a significant reduction in auto sales resulting in fewer shipments of finished vehicles and lower fuel surcharge revenues resulting from the change in fuel price. These decreases were partially offset by the favourable impact of the change in FX of approximately $3 million and $21 million for the three and nine months ended September 30, 2009, respectively and increased freight rates.
7.2.1.8 Intermodal
Intermodal revenues for the third quarter of 2009 were $285.4 million, a decrease of $102.4 million, or 26.4%, from $387.8 million. For the first nine months of 2009, these revenues were $837.6 million, a decrease of $223.3 million, or 21.0%, from $1,060.9 million for the same period in 2008.
The decreases were primarily due to the global recession which reduced import and export volumes as well as domestic intermodal container shipments and lower fuel surcharge revenues resulting from the change in fuel price. The decreases were partially offset by the favourable impact of the change in FX of approximately $5 million and $32 million for the three and nine months ended September 30, 2009, respectively and increased freight rates.
7.2.2 Other Revenues
Other revenues for the third quarter of 2009 were $26.7 million, an increase of $0.9 million or 3.5% from $25.8 million for the third quarter of 2008. For the first nine months of 2009 other revenues were $97.1 million, an increase of $20.5 million or 26.8% from $76.6 million for the same period in 2008. These increases were primarily due to higher routine land sales in the third quarter and first nine months of 2009 and favourable impact in the change in FX of approximately $2 million in the first nine months of 2009 (approximately nil for the third quarter of 2009).
7.2.3 Freight Revenue per Carload
FREIGHT REVENUE PER CARLOAD ($)

	For the three months ended September 30				For the nine months ended September 30
				Variance to				Variance to
		2008	2008	pro forma(1)(2)		2008	2008	pro forma(1)(2)
		As	Pro	%		As	Pro	%
	2009	reported	forma(1)(2)	Fav/(Unfav)	2009	reported	forma(1)(2)	Fav/(Unfav)

Freight revenue per carload	$1,762	$1,848	$1,819	(3.1)	$1,770	$1,777	$1,743	1.5

Grain	2,378	2,594	2,343	1.5	2,405	2,476	2,228	7.9
Coal	1,422	2,212	1,956	(27.3)	1,497	2,204	1,964	(23.8)
Sulphur and fertilizers	2,704	2,698	2,700	0.1	2,858	2,588	2,585	10.6
Forest products	2,603	2,749	2,681	(2.9)	2,603	2,547	2,487	4.7
Industrial and consumer products	2,212	2,342	2,250	(1.7)	2,232	2,186	2,095	6.5
Automotive	2,191	2,409	2,435	(10.0)	2,275	2,181	2,203	3.3
Intermodal	1,191	1,195	1,195	(0.3)	1,160	1,133	1,133	2.4

(1)	Pro forma basis redistributes DM&E results on a line by line consolidation of DM&E results for the third quarter and first nine months of 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Total freight revenue per carload in the third quarter of 2009 decreased due to lower fuel price recoveries, negative rate decisions in coal and regulated grain and a reduction in the average length of haul for coal. This decrease was partially offset by favourable changes in foreign exchange and higher freight rates.
Total freight revenue per carload in the first nine months of 2009 increased due to favourable changes in foreign exchange and higher freight rates. This was partially offset by lower fuel price recoveries, a negative rate decision in coal and a reduction in the average length of haul in coal.
Freight revenue per carload for coal traffic declined in the quarter due to decreased rates and shorter average length of haul on export coal, which reduced coal revenues by approximately $24 million in the third quarter, as a result of regulatory rate proceedings. The addition of approximately 9,150 carloads of new short haul thermal coal traffic in the US in the third quarter of 2009 and approximately 28,000 carloads for the first nine months of 2009 also contributed to the decline in freight revenue per carload for coal traffic.

7.2.4 Freight Revenue per Revenue Ton Mile
FREIGHT REVENUE PER REVENUE TON MILE (cents)

	For the three months ended September 30				For the nine months ended September 30
				Variance to				Variance to
		2008	2008	pro forma(1)(2)		2008	2008	pro forma(1)(2)
		As	Pro	%		As	Pro	%
	2009	reported	forma(1)(2)	Fav/(Unfav)	2009	reported	forma(1)(2)	Fav/(Unfav)

Freight revenue per RTM	3.79	4.04	4.09	(7.3)	3.88	3.76	3.80	2.1

Grain	3.31	3.50	3.58	(7.5)	3.26	3.19	3.25	0.3
Coal	2.50	2.85	2.89	(13.5)	2.65	2.81	2.84	(6.7)
Sulphur and fertilizers	2.92	2.59	2.64	10.6	3.31	2.49	2.52	31.3
Forest products	3.73	4.51	4.49	(16.9)	3.89	4.12	4.11	(5.4)
Industrial and consumer products	4.19	4.25	4.41	(5.0)	4.39	3.99	4.15	5.8
Automotive	14.29	15.68	15.85	(9.8)	14.29	14.04	14.19	0.7
Intermodal	4.90	5.25	5.25	(6.7)	4.85	4.90	4.90	(1.0)

(1)	Pro forma basis redistributes DM&E results on a line by line consolidation of DM&E results for the third quarter and first nine months of 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Freight revenue per RTM in the third quarter of 2009 decreased by 7.3% compared with the pro forma figure for the period ending September 30, 2008. The decrease in the third quarter was due to lower fuel price recoveries and a negative rate decision in coal. This decrease was partially offset by favourable changes in foreign exchange, higher freight rates and a reduction in average length of haul.
For the first nine months of 2009, freight revenue per RTM increased by 2.1% compared with the same period in 2008 on a pro forma basis. The increase in the first nine months of 2009 was due to favourable changes in foreign exchange, higher freight rates and the mix impact of a shorter average length of haul. This was partially offset by lower fuel price recoveries and a negative rate decision in coal.

8.0 PERFORMANCE INDICATORS
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 23.0 Glossary of Terms.

PERFORMANCE INDICATORS(1)	For the three months ended			For the nine months ended
	September 30			September 30
		2008	2008		2008	2008
		As	Pro		As	Pro
	2009	Reported	forma(2)(3)	2009	Reported	forma(2)(3)

Consolidated data including DM&E

Efficiency and other indicators
Gross ton-miles (“GTMs”) of freight (millions)	53,709	59,866	63,511	154,277	182,124	192,217
Train miles (thousands)	8,562	10,343	10,900	25,860	31,640	33,265
US gallons of locomotive fuel consumed per 1,000 GTMs — freight and yard	1.09	1.13	1.14	1.19	1.20	1.22
Average number of active employees — Expense	13,352	14,251	15,153	13,669	14,259	15,184

CP data excluding DM&E

Efficiency and other indicators

Car miles per car day	147.1	145.2		144.0	143.5
Average train speed (miles per hour)	25.7	23.9		25.7	23.8
Average terminal dwell (hours)	20.7	21.3		21.5	22.3
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.97	1.79		1.74	1.47
FRA train accidents per million train-miles	0.64	1.58		1.29	1.85

DM&E data only

Safety indicators
FRA personal injuries per 200,000 employee-hours	3.23	4.12		2.22	3.68
FRA train accidents per million train-miles	12.14	13.15		8.11	11.74

(1)	Certain comparative period figures have been updated to reflect new information.

(2)	Pro forma basis redistributes DM&E results on a line by line consolidation of DM&E results for the third quarter and first nine months of 2008.

(3)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
8.1 Efficiency and Other Indicators
GTMs decreased 15.4% in the third quarter of 2009, and decreased 19.7% for the first nine months of 2009, on a pro forma basis. The decreases in the third quarter and first nine months of 2009 were mainly due to the global recession which led to a decrease in traffic for all lines of business except grain. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and train crew costs.
Train miles decreased 21.4% in the third quarter of 2009 on a pro forma basis and decreased by 22.3% on a pro forma basis for the first nine months of 2009. In response to the reduced volumes, management reduced train starts by consolidating trains and running longer heavier trains which decreased overall train miles.
US gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity improved 4.4% in third-quarter 2009, and improved by 2.5% for the first nine months of 2009. The improvements were primarily due to on-going fuel-conservation programs, operation of longer trains and the use of a higher proportion of fuel efficient locomotives.
The average number of active expense employees in the third quarter decreased by 1,801, or 11.9%, compared with the third quarter in 2008 on a pro forma basis. The average number of active expense employees in the first nine months of 2009 decreased by 1,515 or 10.0%, compared with first nine months in 2008 on a pro forma basis. These decreases were primarily due to temporary employee layoffs and position reductions made in response to the declines in traffic volumes that have accompanied the global recession.

Car miles per car day increased by 1.3% in third-quarter 2009 and increased by 0.3% for the first nine months of 2009. This relatively flat performance is due to our decision to reduce train miles and train starts (outlets from major hubs as well as local pickup and delivery services) for larger overall system cost savings.
Average train speed increased 7.5% in the third quarter and 8.0% in the first nine months of 2009. These improvements occurred due to less train meets from a combination of lower volumes and execution of our long train strategy for less train starts.
Average terminal dwell, the average time a freight car resides in a terminal, improved 2.8% in the third quarter of 2009 and improved 3.6% for the first nine months of 2009.
8.2 Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict US Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours for CP, excluding DM&E was 1.97 for the third quarter of 2009, compared with 1.79. This rate was 1.74 for the nine-month period ended September 30, 2009, compared with 1.47. The FRA train accident rate for CP, excluding DM&E for the third quarter of 2009 was 0.64 accidents per million train-miles, compared with 1.58. This rate was 1.29 for the nine-month period ended September 30, 2009, compared with 1.85.
The FRA personal injury rate per 200,000 employee-hours for the DM&E was 3.23 in the third quarter of 2009 compared with 4.12 in the third quarter of 2008. This rate was 2.22 for the nine-month period ended September 30, 2009, compared with 3.68 in the same period in 2008. The FRA train accident rate for the DM&E was 12.14 for the third quarter of 2009 compared with 13.15 in the third quarter of 2008. This rate was 8.11 for the first nine months of 2009, compared with 11.74 for the same period last year.
9.0 OPERATING EXPENSES
OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS(1)
For the three months ended September 30
(in millions)

		2008		2008	Variance to 2008 pro forma(1)(3)
		As	2008	Pro	Fav/(unfav)
	2009	reported(2)	DM&E	forma(1)(2)(3)	$	%

Compensation and benefits	$320.2	$312.3	$18.7	$331.0	$10.8	3.3
Fuel	134.0	275.8	17.0	292.8	158.8	54.2
Materials	45.8	49.3	4.8	54.1	8.3	15.3
Equipment rents	42.9	44.4	4.2	48.6	5.7	11.7
Depreciation and amortization	132.7	120.8	11.0	131.8	(0.9)	(0.7)
Purchased services and other	151.4	162.3	15.0	177.3	25.9	14.6

Total	$827.0	$964.9	$70.7	$1,035.6	$208.6	20.1

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

(2)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(3)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the third quarter of 2008.

OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS(1)
For the nine months ended September 30
(in millions)

		2008		2008	Variance to 2008 pro forma(1)(3)
		As	2008	Pro	Fav/(unfav)
	2009	reported(2)	DM&E	forma(1)(2)(3)	$	%

Compensation and benefits	$962.7	$956.1	$56.3	$1,012.4	$49.7	4.9
Fuel	422.7	766.3	46.9	813.2	390.5	48.0
Materials	164.3	171.3	13.0	184.3	20.0	10.9
Equipment rents	139.8	136.4	11.6	148.0	8.2	5.5
Depreciation and amortization	400.3	365.4	31.8	397.2	(3.1)	(0.8)
Purchased services and other	465.1	487.7	31.9	519.6	54.5	10.5

Total	$2,554.9	$2,883.2	$191.5	$3,074.7	$519.8	16.9

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

(2)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(3)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the first nine months of 2008.
Operating expenses were $827.0 million for the third quarter of 2009, a decrease of $208.6 million, or 20.1%, from $1,035.6 million on a pro forma basis and were $2,554.9 million for the first nine months of 2009, a decrease of $519.8 million, or 16.9%, from $3,074.7 million.
Operating expenses for the third quarter and the first nine months of 2009 were lower compared to the comparative 2008 periods on a pro forma basis primarily due to:
•	decreased volumes which resulted in fewer train starts and the corresponding cost reduction initiatives to align and size resources accordingly;

•	lower fuel prices; and

•	lower casualty costs.
These decreases in operating expenses were partially offset by the unfavourable impact of the change in FX of approximately $39 million for the third quarter and approximately $228 million for the first nine months of 2009.
9.1 Compensation and Benefits
Compensation and benefits expense was $320.2 million in the third quarter of 2009, a decrease of $10.8 million, or 3.3%, from $331.0 million on a pro forma basis. Compensation and benefits expense was $962.7 million for the first nine months of 2009, a decrease of $49.7 million, or 4.9%, from $1,012.4 million on a pro forma basis.
The decrease in the third quarter was primarily due to:
•	reductions in labour expenses achieved through temporary layoffs and employment reductions in response to reduced volumes;

•	lower pension expense caused by a higher discount rate; and

•	savings from reduced overtime hours worked as a result of cost reduction initiatives.
These decreases were partially offset by increases to an accrual for incentive compensation largely as a result of achieving cost reduction initiatives, the unfavourable impact of the change in FX of approximately $6 million for the third quarter and increased labour expenses due to unionized wage rate increases and benefit inflation.
The decrease in first nine months of 2009 was primarily due to:
•	reductions in labour expenses achieved through temporary layoffs and employment reductions in response to reduced volumes;

•	lower pension and Other Post-Employment Benefit (“OPEB”) expense caused by a higher discount rate and a settlement of an OPEB liability; and

•	savings from reduced overtime hours worked as a result of cost reduction initiatives.
These decreases were partially offset by increases to an accrual for incentive compensation, the unfavourable impact of the change in FX of approximately $42 million for the first nine months of 2009, and increased labour expenses due to unionized wage rate increases and benefit inflation.

9.2 Fuel
Fuel expense was $134.0 million in the third quarter of 2009, a decrease of $158.8 million, or 54.2%, from $292.8 million on a pro forma basis. Fuel expense was $422.7 million for the first nine months of 2009, a decrease of $390.5 million, or 48.0%, from $813.2 million on a pro forma basis. For the third quarter and the first nine months of 2009, these favourable variances were primarily due to lower fuel prices, decreased volumes and the favourable impact of fuel efficiency programs. These decreases were partially offset by the unfavourable impact of the change in FX of approximately $21 million for the third quarter and $114 million for the first nine months of the year.
9.3 Materials
Materials expense was $45.8 million in the third quarter of 2009, a decrease of $8.3 million, or 15.3%, from $54.1 million on a pro forma basis. Materials expense was $164.3 million in the first nine months of 2009, a favourable change of $20.0 million, or 10.9%, from $184.3 million on a pro forma basis. The decrease for the third quarter was mainly attributed to lower vehicle and other fuel costs and reduced freight car and locomotive maintenance activity. Reduced volumes in the quarter resulted in a greater number of freight cars and locomotives in storage on a year-over-year basis. The decrease was partially offset by the unfavourable impact of the change in FX of approximately $2 million.
The decrease for the first nine months of 2009 was mainly attributed to reduced freight car and locomotive maintenance activity and lower vehicle and other fuel costs. The decrease was partially offset by the unfavourable impact of the change in FX of approximately $13 million for the first nine months of 2009.
9.4 Equipment Rents
Equipment rents expense was $42.9 million in the third quarter of 2009, a decrease of $5.7 million, or 11.7%, from $48.6 million on a pro forma basis. In the first nine months of 2009 equipment rents expense was $139.8 million, a decrease of $8.2 million, or 5.5% from $148.0 million on a pro forma basis. These decreases were mainly due to lower volumes which resulted in a reduction in the number of active cars online. This was achieved mostly through the turn back of leased equipment which reduced freight car leasing costs. Equipment rents also fell because of fewer foreign cars on CP’s network which reflected reduced volumes. These decreases were also impacted by the unfavourable impact of the change in FX of approximately $3 million in the third quarter and approximately $21 million for the first nine months of 2009.
9.5 Depreciation and Amortization
Depreciation and amortization expense was $132.7 million in the third quarter of 2009, an increase of $0.9 million, or 0.7%, from $131.8 million in 2008 on a pro forma basis. For the first nine months of 2009 depreciation and amortization expense was $400.3, an increase of $3.1 million, or 0.8%, from $397.2 million in 2008 on a pro forma basis. These increases were primarily due to capital additions and unfavourable impact of the changes in FX of approximately $2 million and approximately $12 million for the three and nine months ended September 30, 2009, respectively. These increases were partially offset by the completion of scheduled depreciation studies that resulted in favourable depreciation rate changes, mainly in track and locomotives, and by retirements of properties.
9.6 Purchased Services and Other
Purchased services and other expense was $151.4 million in the third quarter of 2009, a decrease of $25.9 million, or 14.6%, from $177.3 million on a pro forma basis. Purchased services and other expense was $465.1 million in the first nine months of 2009, a decrease of $54.5 million, or 10.5%, from $519.6 million. These decreases were due to:
•	reduced casualty-related expenses;

•	lower volumes; and

•	reduced travel and personal expenses, realized through cost reduction initiatives.
These decreases were partially offset by the unfavourable impacts of the change in FX of approximately $5 million for the third quarter of 2009, and approximately $27 million for the nine months of 2009.
10.0 OTHER INCOME STATEMENT ITEMS
10.1 Gain on Sale of Windsor Station and a Land Sale in Western Canada
During the third quarter of 2009, the Company completed two significant real estate sales, resulting in gains of $79.1 million ($68.1 million after tax).
The Company sold Windsor Station, its former head office in Montreal, for proceeds of $80.0 million, including the assumption of a mortgage of $16 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10 year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $19.5 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.
The Company also sold land in Western Canada for transit purposes for proceeds of $43.0 million.
10.2 Gain on Sale of Partnership Interest
During the second quarter of 2009, the Company completed a sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The sale was agreed to on March 31, 2009 but was subject to regulatory approval, which was received during the second quarter. The proceeds received in the second quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax). Effective April 1, 2009, the Company discontinued proportionate consolidation and is accounting for its remaining investment in the DRTP under the equity method of accounting.
10.3 Other Income and Charges
Other income and charges was an expense of $1.6 million in the third quarter of 2009, a decrease of $1.1 million or 40.7%, compared to $2.7 million in 2008 on a pro forma basis. Other income and charges was an expense of $28.2 million in the first nine months of 2009, an increase of $14.2 million or 101.4%, compared to $14.0 million in 2008 on a pro forma basis. The decrease in the third-quarter was the result of the accretion on long-term floating rate notes (discussed further in Section 10.5 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper). The increase in the nine months ended September 30, 2009 was primarily the result of the net loss recognized upon the repurchase of debt, discussed below.
During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of $408.5 million. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized during the quarter in “Other income and charges” (discussed further in Section 18.1.1 Tender Offer of Debt Securities).
10.4 Equity Income in Dakota, Minnesota & Eastern Railroad Corporation
Following Surface Transportation Board (“STB”) approval on October 30, 2008, earnings of the DM&E are fully consolidated with CP. As a result DM&E income in 2009 is consolidated on a line by line basis and the equity income in DM&E is reported as nil in both the third quarter and for the first nine months of 2009, compared to $16.5 million and $40.9 million in the same periods in 2008, respectively.
10.5 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper
At September 30, 2009, the Company held replacement long-term floating rate notes, with a total settlement value of $130.3 million, issued as a result of the restructuring discussed below.
On January 12, 2009, a Canadian Court granted an order for the implementation of a restructuring plan for the ABCP held by note holders and the restructuring was completed on January 21, 2009. As a result, CP received new, replacement long-term floating rate notes with a total settlement value of $142.8 million.
During the third quarter of 2009 the Company received $0.2 million in partial redemption of its Master Asset Vehicle (“MAV”) 2 Class A-1 notes and MAV 2 Class 7 Ineligible Assets (IA) tracking notes. These redemptions were close to the original investment value of the redeemed notes. During the second quarter of 2009 the Company received $12.3 million in partial redemption of its MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes and MAV 2 Class 8 Ineligible Assets (“IA”) Tracking notes representing 100% of the original investment value of the redeemed notes. As a result of the restructuring and the subsequent redemptions of notes, at September 30, 2009 the Company held replacement long-term floating rate notes with settlement values, as follows:
•	$118.0 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to seven years:
•	Class A-1: $59.1 million

•	Class A-2: $45.9 million

•	Class B: $8.3 million

•	Class C: $3.5 million

•	Class 14: $1.2 million

•	$12.1 million MAV 2 IA Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately four to 20 years:
•	Class 3: $0.5 million

•	Class 6: $5.5 million

•	Class 7: $3.4 million

•	Class 8: $0.1 million

•	Class 13: $2.6 million
•	$0.2 million MAV 3 Class 9 TA Tracking notes with expected repayments over approximately seven years.
The MAV 2 Class A-1 notes have received an A rating by Dominion Bond Rating Service (“DBRS”). However, on August 11, 2009 the rating for the MAV 2 Class A-2 notes was downgraded from A to BBB (low) under a negative watch by DBRS.
The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at September 30, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes and other minor changes in assumptions have resulted in a gain of $1.6 million in the quarter and $6.3 million for the nine months to September 30, 2009 (third quarter 2008 — $28.1 million charge against income, nine months to September 30, 2008 — $49.4 million charge against income). The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at September 30, 2009 and December 31, 2008, respectively are:

September 30, 2009
Probability weighted average coupon interest rate Weighted average discount rate Expected repayments of long-term floating rate notes Credit losses	Nil 8.0% four to 20 years MAV 2 eligible asset notes: nil to 100% MAV 2 IA Tracking notes: 25% MAV 3 Class 9 TA Tracking notes: nil

December 31, 2008
Probability weighted average coupon interest rate	2.2%
Weighted average discount rate	9.1%
Expected repayments of ABCP notes Credit losses	five to eight years, other than certain tracking notes to be paid down on restructuring Notes expected to be rated(1): nil to 25% Notes not expected to be rated(2): 25 to 100%

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and IA Tracking notes.
The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $67.9 million at September 30, 2009 (December 31, 2008 — ABCP $72.7 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows:

		Estimated
	Original cost	fair value

As at January 1, 2009	$143.6	$72.7
Change due to restructuring, January 21, 2009	(0.8)	—

As at March 31, 2009	142.8	72.7
Redemption of notes	(12.3)	(7.9)
Accretion	—	0.1
Change in market assumptions	—	0.3

As at June 30, 2009	$130.5	$65.2
Redemption of notes	(0.2)	(0.1)
Accretion	—	1.2
Change in market assumptions	—	1.6

As at September 30, 2009	$130.3	$67.9

Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows and the outcome of the restructuring could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.
10.6 Net Interest Expense
Net interest expense was $64.7 million in the third quarter of 2009, a decrease of $3.0 million from $67.7 million on a pro forma basis and was $210.4 million in the first nine months of 2009, an increase of $21.3 million from $189.1 million on a pro forma basis.
The decrease in third quarter of 2009 was primarily due to:
•	the repurchase of debt as part of the Tender Offer of Debt Securities (discussed further in Section 18.1.1 Tender Offer of Debt Securities);

•	lower draws on the credit facility;

•	interest related to the remaining bridge financing for the DM&E repaid in December 2008; and

•	reduced rates on variable debt.
The decreases were largely offset by interest on new debt issued in May 2009 (discussed further in Section 13.3 Financing Activities), the unfavourable impact from the change in FX on US dollar-denominated interest expense and lower interest income due to lower rates on deposits.
The increase in the first nine months of 2009 was primarily due to the unfavourable impact from the change in FX on US dollar-denominated interest expense, interest on new debt issued in May 2009 and lower interest income due to lower rates on deposits. These increases were partly offset by the repurchase of debt as part of the Tender Offer of Debt Securities, lower draws on the credit facility and reduced rates on variable debt.
10.7 Income Taxes
Income tax expense was $80.1 million in the third quarter of 2009, an increase of $22.0 million from $58.1 million in 2008 on a pro forma basis. The increase in income tax expense, in the third quarter was primarily due to the tax expense recorded on the gains on sale of Windsor Station and a land sale in Western Canada in 2009, tax on foreign exchange gains on long-term debt and the tax recovery recorded on a charge for ABCP in 2008. Income tax expense was $141.9 million in the first nine months of 2009, an increase of $4.5 million from $137.4 million in 2008 on a pro forma basis. This increase was mainly due to:
•	the tax expense recorded on the gains on sale of Windsor Station and a land sale in Western Canada in 2009 and the partial sale of CP’s partnership interest in DRTP;

•	tax on foreign exchange gains on long-term debt;

•	the tax recoveries recorded on charges for ABCP in 2008; and

•	lower year to date future income tax benefits of $4.6 million ($11.1 million versus $15.7 million recorded in the first nine months of 2008), resulting from tax rate changes implemented by provincial governments.
The effective income tax rate for third quarter 2009 was 29.1%, compared with 25.4% for third quarter 2008 on a pro forma basis. For the first nine months of 2009 this rate was 25.5% compared with 24.9% in 2008 on a pro forma basis. The normalized rate (income tax rate based on income adjusted for FX on LTD and other specified items) for the third quarter of 2009 was

26.0%, compared with 29.1% for the third quarter of 2008 on a pro forma basis. For the first nine months of 2009 this rate was 23.1% compared with 26.7% for the first nine months of 2008 on a pro forma basis. In addition to provincial rate reductions, the change in the normalized tax rates was primarily due to lower Canadian federal and provincial corporate income tax rates and tax planning initiatives.
We expect a normalized 2009 income tax rate of between 24% and 26%. The 2009 outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (discussed further in Section 19.0 Business Risks and Enterprise Risk Management and Section 20.4 Future Income Taxes).
As part of a consolidated financing strategy, CP structures its US dollar-denominated long-term debt in different tax jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in US subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different tax jurisdictions can vary significantly.
11.0 QUARTERLY FINANCIAL DATA
QUARTERLY FINANCIAL DATA as reported

For the quarter ended		2009			2008(2)			2007(2)
(in millions, except per share)	Sept. 30(1)	Jun. 30(1)	Mar. 31(1)	Dec. 31(1)	Sept. 30	Jun. 30	Mar. 31	Dec. 31

Total revenue	$1,088.2	$1,022.4	$1,070.7	$1,299.7	$1,264.7	$1,220.3	$1,146.9	$1,188.3
Operating income(3)	261.2	225.8	139.4	303.7	299.8	250.9	198.0	305.5
Net income	195.4	157.3	62.5	199.9	170.7	154.7	90.7	342.3
Income, before FX on LTD and other specified items(3)	144.2	100.0	54.1	177.6	184.4	150.2	116.3	185.1

Basic earnings per share	$1.16	$0.94	$0.39	$1.30	$1.11	$1.01	$0.59	$2.23
Diluted earnings per share	1.16	0.93	0.39	1.29	1.10	1.00	0.59	2.21
Diluted earnings per share, before FX on LTD and other specified items(3)	0.85	0.59	0.34	1.15	1.19	0.97	0.75	1.20

(1)	Data provided is as reported. DM&E figures are included on a consolidated basis beginning October 30, 2008.

(2)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(3)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0 Non-GAAP Earnings.
11.1 Quarterly Trends
Fluctuations in trends caused by the global recession have and will continue to cause our results and volumes to be inconsistent with the sensitivity and trends provided below. Management believes that fluctuations due to the global recession will continue for most of 2009; the timing of a return to the normal seasonal trends will depend on the recovery of the economy and our customers.
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the third quarter and demand for construction-related goods is also generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income (see Section 6.0 Non-GAAP Earnings) is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.
12.0 CHANGES IN ACCOUNTING POLICY
12.1 2009 Accounting Changes
12.1.1 Goodwill and intangible assets
In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064, establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and of goodwill subsequent to its initial recognition. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods.

As a result of this adoption, the Company has retroactively expensed certain expenditures related to pre-operating periods of a facility, rather than recording them as assets in “Prepaid pension costs and other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $7.4 million at January 1, 2008 and $10.4 million at January 1, 2009. For the three months ended September 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $3.4 million and a decrease to “Income tax expense” of $1.4 million. This change also resulted in a $0.01 decrease to previously reported basic and diluted earnings per share for the third quarter of 2008. For the nine months ended September 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $3.8 million and a decrease to “Income tax expense” of $1.5 million. This change also resulted in a $0.01 decrease to previously reported basic earnings per share and $0.02 decrease to previously reported diluted earnings per share for the nine months ended September 30, 2008.
12.1.2 Credit risk and the fair value of financial assets and financial liabilities
On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.
This abstract applies to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.
12.2 Future Accounting Changes
12.2.1 International Financial Reporting Standards (IFRS)/US GAAP
On February 13, 2008, the Accounting Standards Board of the Canadian Institute of Chartered Accountants confirmed that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board, effective January 1, 2011. In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also Securities and Exchange Commission (“SEC”) registrants, such as CP, could retain the option, currently available to them, to prepare their financial statements under US GAAP instead of IFRS. We have concluded that CP will adopt US GAAP commencing on January 1, 2010 and will not adopt IFRS in 2011. This decision was made during the second quarter of 2009 and has been reviewed with, and approved by, the Audit, Finance and Risk Management Committee of our Board of Directors. In coming to this conclusion we considered the impact that IFRS and US GAAP accounting policies would have on our financial statements and current and expected accounting and regulatory developments in Canada and the US.
Our adoption of US GAAP is on schedule. We have completed the diagnostic and planning phases and are in the process of executing our detailed implementation plan which covers our accounting systems, financial reporting, budgeting and planning functions and necessary change management actions (including training and internal and external communication). We have also identified and allocated the appropriate internal and external resources to execute this plan.
Changes to our accounting system have been made within a design and test environment and testing of these changes are currently underway. In addition, we are developing US GAAP financial statements, including notes disclosures, and the related supporting processes to facilitate the preparation of these statements each period.
12.2.2 Business Combinations, consolidated financial statements and non-controlling interests
In January 2009, CICA issued three new standards.
Business combinations, Section 1582
This section replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed.
Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602
These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011, however, adoption of these standards by the Company is not expected given the decision to adopt US GAAP. Early adoption of all three standards is permitted. Should the Company engage in a business combination prior to 2011, consideration will be given to the potential impact of the early adoption of these standards.
12.2.3 Financial Instrument Disclosures
The CICA amended Section 3862 “Financial Instruments — Disclosures”, to include additional disclosures about fair value measurements and to enhance liquidity risk disclosures associated with financial instruments. This standard is effective for the annual period ending December 31, 2009. The adoption of this standard will not impact the amounts reported in the Company’s financial statements as it relates to disclosure.
13.0 LIQUIDITY AND CAPITAL RESOURCES
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 17.0 Contractual Commitments and Section 18.4 Certain Other Financial Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 19.2 Liquidity. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
13.1 Operating Activities
Cash provided by operating activities was $413.1 million in the third quarter of 2009, an increase of $133.7 million from $279.4 million in the same period of 2008. Cash provided by operating activities was $759.7 million for the first nine months of 2009, an increase of $138.6 million from $621.1 million in the same period of 2008. The increase in the third quarter of 2009 was primarily due to the favourable improvement in working capital balances in 2009 and cash tax recoveries in 2009 partially offset by lower operating income in the third quarter of 2009. The increase in the first nine months of 2009 compared to 2008, was primarily due to the termination of our $120.0 million accounts receivable securitization program in second quarter 2008 (discussed further in Section 16.1 Sale of Accounts Receivable), cash tax recoveries in 2009, and a favourable change in working capital balances in 2009, offset in part by lower operating income in 2009.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
13.2 Investing Activities
Cash used in investing activities was $83.9 million in the third quarter of 2009, a decrease of $162.5 million from $246.4 million in the same period of 2008. Cash used in investing activities was $364.9 million for the first nine months of 2009, a decrease of $448.8 million from $813.7 million in the same period of 2008. The decrease in the quarter was largely due to the proceeds from the sale of Windsor Station and a land sale in Western Canada and lower additions to properties in 2009. In addition proceeds on the sale of a partnership interest in the second quarter of 2009 and the acquisition of assets in the first nine months of 2008 which were purchased in anticipation of a sales leaseback arrangement also contributed to the decrease in the first nine months.
Additions to properties (“capital investment”) in 2009 are expected to be in the range of $800 million to $820 million (discussed further in Section 22.1 2009 Financial Outlook). The current outlook represents a reduction of approximately $180 million when compared with the combined CP and DM&E cash capital investment for the full year in 2008.
Compared to the previous year, CP has reduced planned capital spending in discretionary information technology investments, postponed planned increases of capacity through upgraded track and signalling systems, reduced planned spending in both locomotive overhauls and freight car fleet modifications and capacity upgrades of its commercial facilities. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 19.0 Business Risks and Enterprise Risk Management for a discussion of these assumptions and other factors affecting our expectations for 2009).
We intend to finance capital expenditures with available cash from operations but may partially finance these expenditures with new debt and equity. Our decisions on funding equipment acquisitions will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain financial ratios that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.
13.3 Financing Activities
Cash used in financing activities was $36.3 million in the third quarter of 2009, an increase of $16.9 million from cash used in financing activities of $19.4 million for the same period in 2008. Cash provided by financing activities was $120.6 million for the first nine months of 2009, an increase in cash of $212.9 million from cash used in financing activities of $92.3 million in the same period of 2008.

The increase in cash used in financing activities in the third quarter was mainly due to the reduction of short-term borrowing relative to 2008.
The increase in cash from financing activities in the first nine months of 2009 was mainly due to net proceeds of approximately $489 million from CP’s equity issue (discussed further in Section 18.1.2 Issuance of Common Shares) in the first quarter of 2009. This increase was partially offset by the tendering of debt in the second quarter of 2009 (discussed further in Section 18.1.1 Tender Offer of Debt Securities) for a total cost of $571.9 million which was financed in part by the issuance of US$350 million of 7.25% 10-year Notes for net proceeds of CDN$408.5 million. The reduction of short-term borrowings further reduced the increase.
Financing activity for the comparative quarters in 2008 included the following debt issuances to permanently finance and replace the bridge financing originally used to finance the acquisition of DM&E:
•	US$400 million of 5.75% five-year Notes;

•	US$300 million of 6.50% 10-year Notes; and

•	CDN$375 million of 6.25% 10-year Notes.
With the issuance of these notes, the majority of the draw-down from the bridge financing credit agreement was repaid. The capacity of this credit agreement was reduced to US$203 million and was repaid in the fourth quarter of 2008.
At September 30, 2009, CP had available as sources of financing, unused credit facilities of $697.3 million.
13.3.1 Total Debt to Total Capitalization
In the first quarter of 2009, the Company changed one of its measures used to monitor capital from net-debt to net-debt-plus-equity ratio to total debt to total capitalization to better align with a more common convention.
At September 30, 2009, our total debt to total capitalization (discussed further in Section 6.0 Non-GAAP Earnings) decreased to 38.1%, compared with 44.6% at September 30, 2008. This decrease in 2009 was primarily due to:
•	the proceeds raised from CP’s equity issue (discussed further in Section 18.1.2 Issuance of Common Shares);

•	an increase in equity driven by earnings; and

•	the net repayment of short-term borrowings and long-term debt.
Total debt to total capitalization, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by total debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
13.3.2 Interest Coverage Ratio
At September 30, 2009, our interest coverage ratio (discussed further in Section 6.0 Non-GAAP Earnings) decreased to 3.2, compared with 4.3 for the same period in 2008. This decrease was primarily due to a reduction in year-over-year earnings and the unfavourable impact of a weakening Canadian dollar as our interest expense is largely denominated in US dollars. The interest coverage ratio for the period is below the management target of no less than 4.0; however, the Company believes this is a temporary consequence of the global recession that occurred during the period. The Company expects the ratio to improve above the target as traffic volumes recover. The Company remains in compliance with all external financial covenants.
Interest coverage ratio is measured, on a rolling twelve-month basis, as earnings before interest and taxes (“EBIT”) divided by net interest expense. This ratio excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/ABCP and the gains on sale of DRTP, Windsor Station and a land sale in Western Canada as these are not in the normal course of business. The interest coverage ratio and EBIT are non-GAAP measures. EBIT is a non-GAAP measure that is calculated, on a twelve-month rolling basis, as revenues less operating expenses, less other income and charges, plus equity income in DM&E. EBIT cannot be reconciled to net income as disclosed in Section 6.0 Non-GAAP Earnings as it is calculated on a twelve-month rolling basis.
13.3.3 Security Ratings
Our unsecured long-term debt securities are currently rated “Baa3”, “BBB” and “BBB” by Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”) and DBRS, respectively. The S&P and DBRS ratings have a negative outlook, while the Moody’s rating has a stable outlook. Our ratings have remained unchanged during the first nine months of 2009.

13.4 Free Cash

CALCULATION OF FREE CASH(1)	For the three months		For the nine months
(reconciliation of free cash to GAAP cash position)	ended September 30		ended September 30
(in millions)	2009	2008	2009	2008

Cash provided by operating activities(2)	$413.1	$279.4	$759.7	$621.1
Cash used in investing activities	(83.9)	(246.4)	(364.9)	(813.7)
Dividends paid	(41.6)	(38.1)	(121.3)	(110.6)
Add back acquisition of DM&E(3)	—	0.8	—	8.3
Termination of accounts receivable securitization program	—	—	—	120.0
Foreign exchange effect on cash(2)	(11.3)	3.4	(17.1)	4.7

Free cash(1)	276.3	(0.9)	256.4	(170.2)

Cash provided by financing activities, excluding dividend payment	5.3	18.7	241.9	18.3
Acquisition of DM&E(3)	—	(0.8)	—	(8.3)
Accounts receivable securitization program	—	—	—	(120.0)

Increase /(decrease) in cash, as shown on the Consolidated Statement of Cash Flows	281.6	17.0	498.3	(280.2)

Net cash at beginning of period	334.3	80.9	117.6	378.1

Net cash at end of period	$615.9	$97.9	$615.9	$97.9

(1)	Free cash has no standardized meaning prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in this section and in Section 6.0 Non-GAAP Earnings.

(2)	Certain figures previously reported have been reclassified to conform with the basis of presentation adopted in the current year.

(3)	The acquisition of DM&E is discussed in the 2008 Annual Report, Section 18.0 Acquisition.
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of DM&E, and changes in cash and cash equivalent balances resulting from foreign exchange fluctuations. Free cash is adjusted for the DM&E acquisition as this is not indicative of normal day-to-day investments in the Company’s asset base. The securitization of accounts receivable is a financing-type transaction, which is excluded to clarify the nature of the use of free cash.
There was positive free cash of $276.3 million in the third quarter of 2009, compared with negative free cash of $0.9 million in the same period of 2008. For the first nine months of 2009, there was positive free cash of $256.4 million, compared with negative free cash of $170.2 million in the same period of 2008.
The increase in the third quarter of 2009 was primarily due to:
•	proceeds from the sale of Windsor Station and a land sale in Western Canada in 2009;

•	lower additions to properties;

•	recovery of cash taxes in 2009 compared to payments in 2008; and

•	a favourable change in working capital balances in 2009.
This increase was offset in part by lower operating income in 2009.
The increase in the first nine months of 2009 was largely due to:
•	proceeds from the sale of a partnership interest, Windsor Station and a land sale in Western Canada in 2009;

•	the acquisition of assets which were purchased in anticipation of a sale leaseback arrangement in the first nine months of 2008;

•	recovery of cash taxes in 2009 compared to payments in 2008; and

•	a favourable change in working capital balances in 2009.
The increase was offset in part by lower operating income in 2009.
14.0 BALANCE SHEET
14.1 Assets
Assets totalled $15,321.0 million at September 30, 2009, compared with $15,453.3 million at December 31, 2008. This decrease in assets in the first nine months of 2009 reflected the impact of the carrying value of US assets by the strengthening of the Canadian dollar. In addition changes in business practices and reduced activity as a result of the global recession resulted in a reduction of working capital accounts. These were partially offset by an increase in cash provided by the issuance of common shares (discussed further in Section 18.1.2 Issuance of Common Shares).
14.2 Total Liabilities
Our combined short-term and long-term liabilities were $8,575.8 million at September 30, 2009 compared with $9,470.3 million at December 31, 2008. This decrease in total liabilities reflected the strengthening of the Canadian dollar and its favourable impact on the US dollar-denominated liabilities and net repayments of long-term debt and short-term borrowing. In addition lower business activities as a result of the global recession reduced accounts payable.
14.3 Equity
At September 30, 2009, our Consolidated Balance Sheet reflected $6,745.2 million in equity, compared with an equity balance of $5,983.0 million at December 31, 2008. This increase in equity was primarily due to the issuance of 13.9 million common shares in February 2009 (discussed further in Section 18.1.2 Issuance of Common Shares) and retained income for the nine months to September 30, 2009.
14.4 Share Capital
At October 23, 2009, 168,232,718 Common Shares and no Preferred Shares were issued and outstanding.
In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At September 30, 2009, 7.7 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 1.8 million Common Shares have been reserved for issuance of future options.
On February 11, 2009 CP issued 13,900,000 common shares for gross proceeds of approximately $511 million (proceeds net of fees and issue costs were approximately $489 million) (discussed further in Section 18.1.2 Issuance of Common Shares).
14.5 Dividends
As announced in the second quarter of 2009 a dividend of $0.2475 per share (2008 — $0.2475) was paid on July 27, 2009. On July 29, 2009, our Board of Directors declared a quarterly dividend of $0.2475 per share (2008 — $0.2475 per share) on the outstanding Common Shares. The dividend was paid on October 26, 2009 to holders of record at the close of business on September 25, 2009.
15.0 FINANCIAL INSTRUMENTS
Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense management. Where derivatives are designated as hedging instruments, we document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our discussion of these in our MD&A for the year ended December 31, 2008, except as described below.
15.1 Interest Rate Management
15.1.1 Interest Rate Swaps
During the second quarter of 2009, CP unwound its outstanding interest rate swap agreements for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time that the 6.250% Notes are repaid.
Subsequent to the unwinding of this swap a portion of the underlying 6.250% Notes were repurchased in the second quarter and, as a result, a pro rata share of the fair value adjustment amounting to a $6.5 million gain was recognized immediately to “Other income and charges” as part of the net loss on repurchase of debt (discussed further in Section 18.1.1 — Tender Offer of Debt Securities).
The Company recorded a gain of $3.1 million to “Net interest expense” for the six months ended June 30, 2009, prior to the unwind of the swaps. In the third quarter of 2009, subsequent to the unwind, the Company amortized $1.4 million of the deferred gain to “Net interest expense”. The total gain recorded to “Net interest expense” for the nine months ended September 30, 2009 was $4.5 million. For the three months ended September 30, 2008, the Company recorded a gain of $1.0 million and $2.1 million for the nine months ended September 30, 2008.

15.1.2 Interest and Treasury Rate Locks
At September 30, 2009, the Company had net unamortized losses related to interest rate locks settled in previous years totalling $25.7 million, which are reflected in Accumulated Other Comprehensive Income (“AOCI”) on the Consolidated Balance Sheet. This amount is composed of various unamortized gains and losses related to specific debts. These unamortized gains and losses are amortized to “Net interest expense” in the period that interest coupon payments are made on the related debts.
The amortization of these gains and losses resulted in a decrease in “Net interest expense” and “Other comprehensive income” of $0.1 million in third quarter of 2009 and an increase of $1.7 million for the first nine months of 2009. The amortization of these gains and losses resulted in a decrease in interest expense by $0.1 million in the third quarter of 2008 and an increase of $1.5 million for the first nine months of 2008.
15.2 Foreign Exchange Management
We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and US currencies. From time to time, we use foreign exchange forward contracts as part of our foreign exchange risk management strategy. We have designated a portion of our US dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries.
15.2.1 Currency Forward on Long-term Debt
In June 2007, the Company entered into a currency forward to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. During the third quarter of 2009, the Company recorded a loss of $5.0 million, and a loss of $21.8 million for the first nine months of 2009, to “Foreign exchange gain (loss) on long-term debt”. These represent both realized and unrealized losses. For the same periods in 2008, the Company recorded an unrealized gain of $15.0 million for the quarter and $19.2 million for the first nine months of 2008.
During the first six months of 2009, CP unwound and settled US$300 million of the US$400 million currency forward for total proceeds of $31.1 million. As at June 30, $29.2 million of the total proceeds had been collected with the remaining $1.9 million collected in the third quarter. In the third quarter of 2009, a further US$30 million of the currency forward was unwound and settled for total proceeds of $3.0 million. At September 30, 2009, the unrealized gain on the remaining currency forward of $1.4 million (December 31, 2008 — $57.3 million) was included in “Prepaid pension costs and other assets”.
15.3 Fuel Price Management
Swaps and fuel cost recovery programs, together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.
15.3.1 Energy Futures
At September 30, 2009, the Company had crude futures contracts, which are accounted for as cash flow hedges, to purchase approximately 45,000 barrels during the remainder of 2009 at average quarterly prices of US$38.19 per barrel. This represents approximately 3% of estimated fuel purchases for the remainder of 2009. At September 30, 2009, the unrealized gain on these futures contracts was $1.6 million (December 31, 2008 — $3.2 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.
At September 30, 2009, the Company had FX forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$1.1 million for the remainder of 2009 at an average exchange rate of 1.23. At September 30, 2009, the unrealized loss on these forward contracts was $0.2 million (December 31, 2008 — loss of $0.1 million) and was recognized in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.
At September 30, 2009, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 285,000 barrels during the period October 2009 to September 2010 at an average price of US$77.29 per barrel. This represents approximately 5% of estimated fuel purchases for this period. At September 30, 2009, the unrealized gain on these futures contracts was $1.1 million (December 31, 2008 — unrealized loss $4.5 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.
In addition at September 30, 2009, the Company had heating oil crack spread futures contracts, which were not designated nor accounted for as cash flow hedges, to purchase approximately 150,000 barrels during the fourth quarter of 2009 at an average price of US$6.05 per barrel. This represents approximately 10% of estimated fuel purchases in the fourth quarter. At September 30, 2009, the unrealized gain on these futures contracts was $0.2 million and has been recognized in income in “Fuel” expense.

For the third quarter of 2009, “Fuel” expense was reduced by $1.5 million as a result of realized gains of $1.7 million arising from settled swaps, partially offset by realized losses of $0.2 million arising from settled FX forward contracts. In the same period 2008, “Fuel” expense was reduced by $3.4 million as a result of realized gains of $3.8 million arising from settled swaps, partially offset by realized losses of $0.4 million arising from settled FX forward contracts.
For the first nine months of 2009, “Fuel” expense was increased by $3.3 million due to a combination of realized losses of $3.1 million arising from settled swaps and $0.2 million arising from settled FX forward contracts. For the first nine months of 2008, “Fuel” expense was reduced by $12.2 million as a result of realized gains of $13.9 million arising from settled swaps, partially offset by realized losses of $1.7 million arising from settled FX forward contracts.
For every US$1.00 increase in the price of WTI, fuel expense before tax and hedging will increase by approximately $6 million to $7 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.
15.4 Stock-Based Compensation Expense Management
15.4.1 Total Return Swap (“TRS”)
To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time on three types of stock-based compensation programs: share appreciation rights (“SARs”), deferred share units (“DSUs”) and restricted share units (“RSUs”). The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to substantially offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap. Going forward the Company does not intend to expand its TRS program.
“Compensation and benefits” expense on our Consolidated Statement of Income included an unrealized gain on these swaps of $5.5 million in the third quarter of 2009 and a net gain of $8.4 million in the first nine months of 2009 which was inclusive of both realized losses and unrealized gains (unrealized losses of $27.9 million for the third quarter of 2008 and $21.9 million for the first nine months of 2008). During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million that was settled in the second quarter of 2009. At September 30, 2009, the unrealized loss on the remaining TRS of $28.4 million was included in “Other long-term liabilities” on our Consolidated Balance Sheet (December 31, 2008 — $67.9 million).
16.0 OFF-BALANCE SHEET ARRANGEMENTS
The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2008 remains substantially unchanged.
16.1 Sale of Accounts Receivable
During the second quarter of 2008, our accounts receivable securitization program was terminated. Losses on the securitization program of nil for the third quarter of 2008, and $2.7 million for the first nine months of 2008 were included in “Other income and charges” on our Consolidated Statement of Income.
Proceeds from collections reinvested in the accounts receivable securitization program were nil for the third quarter of 2008 and $595.4 million for the first nine months of 2008. We complied with all termination tests during the program.
16.2 Guarantees
At September 30, 2009, the Company had residual value guarantees on operating lease commitments of $174.4 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2009, these accruals amounted to $8.3 million.

17.0 CONTRACTUAL COMMITMENTS
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.
CONTRACTUAL COMMITMENTS AT September 30, 2009
Payments due by period

		Remainder	2010 &	2012 &	2014 &
(in millions)	Total	of 2009	2011	2013	beyond

Long-term debt	$3,801.7	$9.5	$667.1	$185.4	$2,939.7
Capital lease obligations	338.3	1.6	20.9	23.8	292.0
Operating lease obligations(1)	968.9	37.4	270.2	208.9	452.4
Supplier purchase obligations	1,169.5	113.6	228.0	209.9	618.0
Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	3,669.1	41.5	255.4	191.7	3,180.5

Total contractual obligations	$9,947.5	$203.6	$1,441.6	$819.7	$7,482.6

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $174.4 million (discussed further in Section 16.2 Guarantees) are not included in the minimum payments shown above, as management believes that we will not be required to make payments under these residual guarantees.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plans, future income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2009 to 2028. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 18.4 Certain Other Financial Commitments. Future income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term future tax liabilities have been reflected in the “More than 5 years” category in this table. Future income taxes are further discussed in Section 20.4 Future Income Taxes.
18.0 FUTURE TRENDS AND COMMITMENTS
The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2008 remains substantially unchanged, except as updated as follows:
18.1 Agreements and Recent Development
18.1.1 Tender Offer of Debt Securities
During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of $408.5 million. The Notes are unsecured, but carry a negative pledge. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized during the second quarter to “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt and the write-off of unamortized fees, partly offset by a fair value adjustment (gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased (discussed further in Section 15.1.1 Interest Rate Swaps). The following table summarizes the principal amount, carrying amount and cost to redeem debt repurchased during the quarter:

	Principal	Carrying	Cost to
	Amount in	Amount in	Redeem in
(in millions)	USD	CDN	CDN

6.250% Notes due October 15, 2011	$154.3	$184.1	$184.6
5.75% Notes due May 15, 2013	298.6	342.7	359.1
6.50% Notes due May 15, 2018	24.8 *	28.5	28.2

Total debt tendered	$477.7	$555.3	$571.9

*	Includes US$2.7 million principal amount of debt repurchased prior to commencement of the debt tender.
18.1.2 Issuance of Common Shares
On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the US, up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs are approximately $489 million). The proceeds of the common share issue may be used by CP to reduce indebtedness, contribute to funding capital projects and for general corporate purposes as the need may arise and as management may consider appropriate at the time.

This issuance of additional CP common shares represents an approximate nine percent dilution to shareholders’ value.
18.2 Stock Price
The market value of our Common Shares measured at September 30, 2009 increased $3.72 per share on the Toronto Stock Exchange in the third quarter of 2009 (from $46.38 to $50.10) and $9.12 per share in the first nine months of 2009 (from $40.98 to $50.10). The market value of our Common Shares decreased $10.63 per share on the Toronto Stock Exchange in the third quarter of 2008 (from $67.70 to $57.07), and decreased $7.15 per share in the first nine months of 2008 (from $64.22 to $57.07). These changes in share price caused corresponding increases and decreases in the value of our outstanding SARs, DSUs, RSUs and performance share units (“PSUs”).
Effective in the second quarter of 2006, we put in place a TRS (discussed further in Section 15.4.1 Total Return Swap) to mitigate gains and losses associated with the effect of our share price on SARs, DSUs and RSUs. Excluding the impact of our TRS, the cost of our SARs, DSUs, RSUs and PSUs was $11.0 million in the third quarter of 2009 based on the change in share price, and $30.6 million for the first nine months of 2009, compared with a recovery of $23.4 million and $13.3 million for the same periods in 2008. Including the impact of our TRS, the cost of our SARs, DSUs, RSUs and PSUs was $5.4 million in third-quarter 2009 and $22.2 million for the first nine months of 2009 compared with $4.6 million and $8.6 million for the same periods in 2008.
18.3 Environmental
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
18.4 Certain Other Financial Commitments
In addition to the financial commitments mentioned previously in Section 16.0 Off-Balance Sheet Arrangements and Section 17.0 Contractual Commitments, we are party to certain other financial commitments set forth in the adjacent table and discussed below.
CERTAIN OTHER FINANCIAL COMMITMENTS AT September 30, 2009

Amount of commitment per period
(in millions)

		Remainder	2010 &	2012 &	2014 &
	Total	of 2009	2011	2013	beyond

Letters of credit	$322.8	$322.8	$—	$—	$—
Capital commitments	913.7	43.9	258.1	78.2	533.5
Offset financial liability	211.0	211.0	—	—	—

Total commitments	$1,447.5	$577.7	$258.1	$78.2	$533.5

18.4.1 Letters of Credit
Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contractual amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.
18.4.2 Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we are obligated to make various capital purchases related to track programs, locomotive acquisitions and overhauls, freight cars, and land. At September 30, 2009, we had multi-year capital commitments of $913.7 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2009 through 2028.
18.4.3 Offset Financial Liability
We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At September 30, 2009, the loan had a balance of $216.6 million, offset by a financial asset of $211.0 million. The remainder is included in “Long-term debt” on our Consolidated Balance Sheet.
18.5 Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $425 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $60 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
The plans’ investment policies provide for between 45% and 51% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.
We made contributions of $20.6 million to the defined benefit pension plans in the third quarter of 2009 and $64.3 million in the first nine months of 2009, compared with $26.4 million and $73.2 million in the same periods of 2008.
In determining our required contributions to our main Canadian pension plan, we are entitled to rely on the actuarial valuation that was independently prepared in respect of this plan as at January 1, 2008 and maintain our current rates of contribution until either a new valuation as at January 1, 2011 is filed, the regulator directs us to file an updated valuation, or we file an updated valuation at our discretion. We have not yet decided when we will next file an actuarial valuation. We expect to continue with our practice of using a market-related asset value for the calculation of the plan’s statutory solvency position, developed from a three-year average of market values for the fund’s public equity securities (plus the market value of the fund’s fixed income, real estate and infrastructure securities).
On June 12, 2009, the Canadian federal government issued regulations to implement solvency funding relief measures that were originally announced in its November 27, 2008 Economic and Fiscal Statement. These measures allow the statutory solvency deficit revealed in a January 1, 2009 actuarial valuation to be funded over 10 years, rather than the current five years, provided that either prescribed member consent requirements are met, or the difference between five and 10 year funding is secured by letters of credit. CP can elect to take advantage of these measures if we file an actuarial valuation as at January 1, 2009.
We currently expect our aggregate required 2009 pension contributions to be approximately $100 million. Our 2010 pension contributions will depend on whether we file an actuarial valuation as at January 1, 2010 and, assuming that we do file one, on our pension fund investment performance during 2009, on long Canada bond yields at December 31, 2009, and on whether we elect to take advantage of the solvency relief measures described above. If we file a valuation as at January 1, 2010, and if the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 10% return in 2009, and long Canada bond yields at December 31, 2009 are 4.0% (versus the 3.45% yield at December 31, 2008), we estimate our aggregate 2010 pension contributions to be in the range of $250 million to $300 million. If the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 10% return in 2009 while long Canada bond yields at December 31, 2009 are 3.5%, these 2010 contribution estimates would increase by approximately $30 million. Alternatively, if the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 5% return in 2009 and long Canada bond yields at December 31, 2009 are 4.0%, these 2010 contribution estimates would increase by approximately $40 million.
Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, as well as any voluntary pre-payments or changes in the regulatory environment.
18.6 Restructuring
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in Section 20.1 Environmental Liabilities) totalled $10.9 million in the third quarter of 2009, and $29.9 million for the first nine months of 2009, compared with $11.9 million and $36.4 million in the same periods in 2008. Payments relating to labour liabilities were $6.1 million in the third quarter of 2009, and $18.1 million for the first nine months of 2009 compared with $8.8 million and $29.4 million for the same periods in 2008.
Cash payments for restructuring and environmental initiatives are estimated to be approximately $19 million for the remainder of 2009, $44 million in 2010, $36 million in 2011, and a total of $132 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be approximately $11 million for the remainder of 2009, $24 million in 2010, $18 million in 2011, and a total of $49 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.
19.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.
As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management (“ERM”) framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management controls. Risk mitigation strategies are formulated to accept, treat, transfer or eliminate the exposure to the identified event. Pandemic planning is part of CP’s overall ERM program which includes business continuity. Our pandemic plan considers the severity of the virus and is focused on the potential impacts of absenteeism to our operations.
Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.
19.1 Teck Coal Limited
CP’s contract with Teck Coal Limited (“Teck”), CP’s largest customer, for the transportation of coal, expired March 31, 2009. Teck filed for Final Offer Arbitration (“FOA”) and arising from the FOAs, the rates for transportation of Teck coal to March 2010 were established. As part of the rate process, Teck also secured a rate for routing some of the existing export coal traffic via an interchange with another railway at Kamloops, BC. Traffic moving over the Kamloops interchange will not exceed 3.5 million metric tons between July 2009 and March 1, 2010. For CP, the Kamloops traffic represents approximately 15% of historic annual total Teck coal shipping volumes. The rate and routing outcomes have an adverse impact on CP’s business.
The regulatory proceedings established rates that reduced revenues in the third quarter (discussed further in Section 7.2.1.3 Coal) and will remain in effect for the next six months.
19.2 Liquidity
CP has long-term debt ratings of Baa3, BBB, and BBB from Moody’s, S&P, and DBRS respectively. The S&P and DBRS ratings have a negative outlook, while the Moody’s rating has a stable outlook.
CP has a four-year revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $622 million was available on September 30, 2009. This facility is arranged with a core group of 15 highly rated international banks and incorporates pre-agreed pricing. Multi-year arrangements with the banks extend through the 2011 and 2012 timeframe. In addition, CP also has available from a financial institution a credit facility of $130 million, of which $75 million of this facility was available on September 30, 2009. Both facilities are available on next day terms.
It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.
Surplus cash is invested in a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.
19.3 Regulatory Authorities
19.3.1 Regulatory Change
Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the US which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency and Transport Canada in Canada and the FRA and STB in the US. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environment and other matters, all of which may affect our business or operating results.
The Canadian Transportation Act (“CTA”) contains shipper rate and service remedies, including FOA, competitive line rates and compulsory inter-switching.
In Canada, legislation amending the CTA was passed in 2008 and is now in effect as law. These amendments include, but are not limited to, amendments concerning the grain revenue cap, commuter and passenger access, FOA, charges for ancillary services and railway noise.
The grain revenue cap is a cap imposed by Canadian federal law on the amount of revenue we may earn for the transportation of certain grain from western Canada to Vancouver for export or to Thunder Bay. During the quarter ended March 31, 2008, the Agency announced a decision directing a downward adjustment (the “Downward Adjustment”) of the railway maximum revenue entitlement for movement of regulated grain under the CTA, for the period from August 1, 2007 to July 31, 2008. The Company appealed the decision to the Federal Court of Appeal. In late November 2008, the Federal Court of Appeal released its ruling dismissing the appeal.
Noise complaints have been filed with the Agency, with some noise complaints resolved through mediation and others remaining unresolved. No assurance can be given as to the effect on CP of the amendments to the CTA or as to the content, timing or effect on CP of any anticipated additional legislation.
The FRA has jurisdiction over safety-related aspects of our railway operations in the US. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. In the United States, the Railway Safety Improvement Act became law on October 16, 2008. Among other things, this law requires the introduction of positive train control by 2015 (discussed further in Section 19.3.3 Positive Train Control); limits the number of hours freight rail crews can work each month; and provides for the development of programs that include methods to manage and reduce crew fatigue. Although it is too early to assess the possible impact of this legislation on the Company, the requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.
The commercial aspects of CP’s railway operations in the US are subject to regulation by the STB. The STB is an economic regulatory agency that Congress charged with the fundamental missions of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body. The agency has jurisdiction over railroad rate and service issues and rail restructuring transactions (mergers, line sales, line construction, and line abandonment). Congress may re-authorize the STB which could impact rules concerning railroad rates and services in the US. It is too soon to assess the possible impact on CP of any re-authorization of the STB.
The STB has passed rules relating to simplified standards for railway rate cases to address concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. The STB’s rulemaking has been appealed but the rules are currently in effect. It is too soon to assess the possible impact on CP of such new rules.
To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).
19.3.2 Security
We are subject to statutory and regulatory directives in Canada and the US that address security concerns. Because CP plays a critical role in the North American transportation system, our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. New legislative changes in Canada to the Transportation of Dangerous Goods Act have come into effect and gave Transport Canada the authority to develop security regulations. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and US government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.
As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:
•	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of Vehicle and Cargo Inspection System at five of our border crossings;

•	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and

•	to comply with new US regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and we will be completing annual route assessments to select and use the route posing the least overall safety and security risk.

19.3.3 Positive Train Control
In the United States, the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track in the United States that has passenger rail traffic or toxic inhalant hazard (TIH) commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA is developing rules and regulations for the implementation of PTC, and requires the filing of PTC Implementation Plans by April 16, 2010, which outline the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement the required PTC on its railway in the United States to be up to $250 million.
19.4 Labour Relations
Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.
At September 30, 2009, approximately 76% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 37 bargaining units. Agreements are in place with all seven bargaining units that represent our employees in Canada and 22 of 30 bargaining units that represent employees in our US operations. For the status of negotiations please see below.
19.4.1 Canada
•	On February 26, 2009, CP and the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers, representing employees who control train traffic, ratified a three-year agreement extending through the end of 2011;

•	A three-year collective agreement with the Teamsters Canada Rail Conference (“TCRC-MWED”), which represents employees who maintain track infrastructure and perform capital programs, extends to the end of 2009. We are currently in negotiations with this Bargaining Unit;

•	A five-year collective agreement with the International Brotherhood of Electrical Workers, representing signal maintainers, extends to the end of 2009. Negotiations are expected to begin in fall 2009;

•	A four-year collective agreement with the Canadian Pacific Police Association, representing CP Police sergeants and constables, extends to the end of 2009. We are currently in negotiations with this bargaining unit;

•	A three-year agreement with the United Steelworkers Union, representing intermodal operation and clerical employees, extends to the end of 2009. On September 28, 2009 a three-year agreement was ratified between the parties extending to December 31, 2012;

•	A three-year collective agreement with the Canadian Auto Workers (“CAW”), representing employees who maintain and repair locomotives and freight cars, extends to the end of 2010; and

•	A five-year agreement with the Teamsters Canada Rail Conference (“TCRC-RTE”), which represents employees who operate trains, extends to the end of 2011.
19.4.2 US
We are party to collective agreements with 14 bargaining units of our Soo Line Railroad Company (“Soo Line”) subsidiary, 13 bargaining units of our Delaware and Hudson Railway Company (“D&H”) subsidiary, and three bargaining units of our Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”) subsidiary.
Soo Line currently has agreements in effect that extend through the end of 2009 with all 14 bargaining units representing train service employees, car repair employees, locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical labourers, track maintainers, and mechanical supervisors.
D&H currently has agreements in effect with seven of thirteen crafts, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, machinists, and electricians. Negotiations continue with the track maintenance employees, clerks, engineering supervisors, mechanical supervisors, and police. A tentative agreement, which is currently in the employee ratification process, has been reached with the mechanical labourers.
DM&E currently has an agreement in place with one bargaining unit (United Transportation Union) representing the train and engine employees on the Northern portion of the property that extends to the end of 2013. Negotiations continue with the locomotive engineers and conductors on the Southern portion of the property. Negotiations on the first contract to cover signal and communication workers commenced September 17, 2009 meeting our obligation for the first round of bargaining. The next rounds of bargaining are scheduled for the first week of November and the first week of December.
19.5 Environmental Laws and Regulations
Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.
We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives, and strategies.
Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fueling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the US to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.
We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Health, Safety, Security and Environment Committee established by the Board of Directors.
We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:
•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.
19.6 Financial risks
19.6.1 Pension Funding Status Volatility
Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the differing drivers of the pension, asset and liability values, and Canadian statutory pension funding requirements. Despite the fact that CP has made several changes to the plan’s investment policy over the last several years to reduce this volatility, including the reduction of the plan’s public equity markets exposure, the recent and rapid declines in the value of public equity securities, reduction in the long term Government of Canada bond yields and other economic changes have resulted in a significant pension funding shortfall and may require CP to significantly increase the amounts of pension contributions required in 2010 and beyond.
19.6.2 Fuel Cost Volatility
Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, labour and political instability in major oil-producing countries, unplanned infrastructure failures and the ability of these countries to comply with agreed-upon production quotas.
Our mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments (specific instruments currently used are discussed further in Section 15.3 Fuel Price Management). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.
To address the less responsive portion of our fuel recovery programs CP started a mechanistic hedge program in the second quarter of 2009 that will build throughout the year and by the start of 2010, we will have approximately 10% of our consumption hedged.

19.6.3 Foreign Exchange Risk
Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in US dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, US and international monetary policies and US debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and US dollars, we may sell or purchase US dollar forwards at fixed rates in future periods. To the extent that exchange rates decline below the rate fixed by forward contracts (Canadian dollar strengthening relative to the US dollar), we will not receive the full benefit of these contracts to purchase US dollars. If we sell the US dollar forward, we will not receive the full benefit should the exchange rate increase (Canadian dollar weakening relative to the US dollar) above the fixed rate of the forward contract. Foreign exchange management is discussed further in Section 15.2 Foreign Exchange Management.
19.6.4 Interest Rate Risk
In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 15.1 Interest Rate Management.
19.7 General and Other Risks
There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include: (i) with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations, (ii) with respect to coal volumes, global steel production, (iii) with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant, and (iv) with respect to sulphur volumes, industrial production and fertilizer production, both in North America and abroad. The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.
Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s business, financial condition, results of operations and cash flows.
We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.
20.0 CRITICAL ACCOUNTING ESTIMATES
The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
20.1 Environmental Liabilities
At September 30, 2009, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $129.0 million, of which the long-term portion amounting to $112.6 million was included in “Other long-term liabilities” and the short-term portion amounting to $16.4 million was included in “Accounts payable and accrued liabilities”. Total payments were $4.9 million in the third quarter, and $11.9 million for the first nine months of 2009 compared with $3.0 million and $6.7 million for the same periods of 2008. The US dollar-denominated portion of the liability was affected by the change in FX, resulting in a decrease in environmental liabilities of $7.9 million in third-quarter 2009 and a decrease of $12.6 million for the first nine months of 2009 compared with an increase of $2.3 million and an increase of $3.8 million for the same periods in 2008.
20.2 Pensions and Other Benefits
“Prepaid pension costs and other assets” on our September 30, 2009 Consolidated Balance Sheet included prepaid pension costs of $1,219.7 million. Our Consolidated Balance Sheet also included $0.2 million in “Accounts payable and accrued liabilities” and $0.6 million in “Other long-term liabilities” for pension obligations.
We included post-retirement benefits accruals of $230.8 million in “Other long-term liabilities” and post-retirement benefits accruals of $19.1 million in “Accounts payable and accrued liabilities” on our September 30, 2009 Consolidated Balance Sheet.
Pension and post-retirement benefits expenses were included in “Compensation and benefits” on our September 30, 2009 Statement of Consolidated Income. Combined pension and post-retirement benefits expenses (excluding self-insured workers compensation and long-term disability benefits) were $10.9 million in the third quarter of 2009, and $25.7 million for the first nine months of 2009, compared with $22.3 million and $61.3 million for the same periods of 2008.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $1.5 million in the third quarter of 2009, and $5.2 million for the first nine months of 2009, compared with $11.3 million and $33.1 million for the same periods in 2008. Defined benefit pension expense was $0.9 million in the third quarter and $3.2 million in the first nine months of 2009, compared with $10.6 million and $30.7 million for the same periods in 2008. Defined contribution pension expense was $0.6 million in the third quarter and $2.0 million for the first nine months of 2009, compared with $0.7 million and $2.4 million for the same periods in 2008. Post-retirement benefits expense was $9.4 million in the third quarter and $20.5 million for the first nine months of 2009, compared with $11.0 million and $28.2 million for the same periods in 2008.
20.3 Property, Plant and Equipment
At September 30, 2009 accumulated depreciation was $5,870.0 million. Depreciation expense relating to properties amounted to $132.7 million in the third quarter of 2009, compared with $131.8 million for the same period of 2008 on a pro forma basis. Depreciation expense related to properties amounted to $400.3 million in the first nine months of 2009, compared with $397.2 million for the same period of 2008 on a pro forma basis.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimates and are addressed prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $2.7 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows of the related business unit. When such properties are determined to be impaired, recorded asset values of the related business unit are revised to the fair value and an impairment loss is recognized.
When compared to 2008 on a pro forma basis, depreciation and amortization expense increased by $0.9 million, or 0.7%, for the quarter, and increased by $3.1 million, or 0.8%, for the first nine months. The increase was primarily due to unfavourable foreign exchange partially offset by favourable depreciation rate changes, mainly in track, locomotives and locomotive overhauls, and by retirements of properties.
20.4 Future Income Taxes
Future income tax expense totalling $117.6 million was included in income tax for the third quarter of 2009, and $179.0 million for the first nine months of 2009, compared with $39.3 million and $83.7 million of future tax expense for the same periods of 2008 on a pro forma basis. The changes in future income tax for third-quarter and the first nine months of 2009 were primarily due to tax planning and tax rate changes implemented by provincial governments (discussed further in Section 10.7 Income Taxes) which affected prior year future tax expense. At September 30, 2009, future income tax liabilities of $2,663.6 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $66.8 million realizable within one year were recorded as a current asset compared to $76.5 million at December 31, 2008.

20.5 Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Statement of Consolidated Income, amounted to $18.5 million in the third quarter of 2009, and $43.8 million for the first nine months of the year compared with $20.1 million and $57.8 million for the same periods in 2008.
Accruals for incidents, claims and litigation, including Workers’ Compensation Board accruals, totalled $151.9 million, net of insurance recoveries, at September 30, 2009. The total accrual included $94.2 million in “Other long-term liabilities” and $72.3 million in “Accounts payable and accrued liabilities”, offset by $2.6 million in “Prepaid pension costs and other assets” and $12.0 million in “Accounts receivable”.
20.6 Long-term Floating Rate Notes and Asset-backed Commercial Paper
At September 30, 2009, long-term floating rate notes received in replacement of ABCP have been valued at their estimated fair value of $67.9 million (discussed further in Section 10.5 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper) and were included in “Investments”. The decrease in estimated fair value from December 31, 2008 of $4.8 million reflects the redemption at or close to par of certain of the Company’s investments, offset by accretion and changes in market assumptions. The change in the estimated fair value in the third quarter of 2009 and in the first nine months to September 30, 2009 resulted in a gain of $1.6 million and $6.3 million, respectively, excluding accretion (third quarter 2008 — $28.1 million charge against income, nine months ended September 30, 2008 — $49.4 million charge against income).
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which would impact the Company’s near term earnings.
20.7 Goodwill and Intangible Assets
As part of the acquisition of DM&E in 2007, CP recognized goodwill on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition the operations of DM&E have been integrated with CP’s US operations and the related goodwill is now allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test ensures that the fair value of the reporting unit continues to exceed its net book value, or whether an impairment is required. The fair value of the reporting unit is affected by projections of its profitability. Given the downturn in the world economy, CP has been monitoring the fair value of the related reporting unit for potential impairment during the current year.
Intangible assets includes an option to expand the track network, favourable leases, customer relationship and interline contracts. Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized but are assessed for impairment on an annual basis, or more often if the events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment charge is recognized immediately.
21.0 SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the US Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.
22.0 FORWARD-LOOKING INFORMATION
This MD&A, especially but not limited to this section, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US) and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity;

shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 19.0 Business Risks and Enterprise Risk Management and elsewhere in this MD&A.
22.1 2009 Financial Outlook
CP provided limited guidance for 2009 due to economic uncertainty. Guidance was given for 2009 Capital expenditures ranging from $800-$820 million on November 13, 2008. The 2009 outlook assumed an average foreign exchange rate of $1.25 per US dollar (US$0.80) as of January 27, 2009. Undue reliance should not be placed on this guidance and other forward-looking information.
22.1.1 First-Quarter 2009 Guidance Updates
CP updated our guidance. Expectations for capital expenditures were reduced by approximately $90 million and were expected to range from $720 million to $740 million for 2009. The assumed average foreign exchange rate of $1.25 (US$0.80) remained unchanged.
22.1.2 Second-Quarter 2009 Guidance Updates
CP revised our expectations for the capital program in 2009 to be in the range of $800 million to $820 million, an increase from the previous outlook of $720 million to $740 million. This increase was due to a buyout of operating leases and it is anticipated that the increased cash outlay will be offset by the proceeds from the sale of other equipment in the latter half of 2009.
22.1.3 Third-Quarter 2009 Guidance Updates
The capital program in 2009 remains within the range of $800 million to $820 million. The increase from the first quarter is due to the buyout of operating leases. It is anticipated that the increased cash outlay will be offset by the refinancing of other equipment in the fourth quarter of 2009.

23.0 GLOSSARY OF TERMS

“ABCP”	Asset-backed commercial paper.

“Average active employees — expense”	The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.

“Average train speed”	The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

“Car miles per car day”	The total car-miles for a period divided by the total number of active cars.

Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

“Carloads”	Revenue-generating shipments of containers, trailers and freight cars.

“Casualty expenses”	Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

“CICA”	Canadian Institute of Chartered Accountants.

“CP”, “the Company”	CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

“CPRL”	Canadian Pacific Railway Limited.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect US subsidiary of CPRL.

“Diluted EPS”	Calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period.

“Diluted EPS, before FX on LTD and other specified items”	A variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described above under “Diluted EPS”.

“DM&E”	Dakota, Minnesota & Eastern Railroad Corporation.

“EPS”	Earnings per share.

“Fluidity”	Obtaining more value from our existing assets and resources.

“Foreign Exchange” or “FX”	The value of the Canadian dollar relative to the US dollar (exclusive of any impact on market demand).

“FRA”	US Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injury rate per 200,000 employee-hours”	The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents rate”	The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,500 in damage.

“Freight revenue per carload”	The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	Foreign exchange gains and losses on long-term debt.

“GAAP”	Canadian generally accepted accounting principles.

“GTMs” or “gross ton-miles”	The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“MD&A”	Management’s Discussion and Analysis.

“Operating income”	Calculated as revenues less operating expenses and is a common measure of profitability used by management.

“Operating ratio”	The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“RTMs” or “revenue ton-miles”	The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect US subsidiary of CPRL.

“STB”	US Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“Terminal dwell”	The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“US gallons of locomotive fuel consumed per 1,000 GTMs”	The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

Suite 500 Gulf Canada Square

401 – 9th Avenue SW Calgary Alberta T2P 4Z4

www.cpr.ca   TSX/NYSE: CP

vancouver 2010

vancouver 2010
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CANADIAN PACIFIC

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CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)
Supplemental Financial Information (unaudited)
Exhibit to September 30, 2009 Consolidated Financial Statements
CONSOLIDATED EARNINGS COVERAGE RATIOS – MEDIUM TERM NOTES AND DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and are for the twelve month period then ended.

Twelve Months Ended September 30, 2009

Earnings Coverage on long-term debt

Before foreign exchange on long-term debt (1) (3)	3.8x

After foreign exchange on long-term debt (2) (3)	3.8x

Notes:

(1) Earnings coverage is equal to income (before foreign exchange on long-term debt) before interest expense, plus the amount of interest that has been capitalized during the period, and income tax expense divided by interest expense on all debt.

(2) Earnings coverage is equal to income (after foreign exchange on long-term debt) before interest expense, plus the amount of interest that has been capitalized during the period, and income tax expense divided by interest expense on all debt.

(3) The earnings coverage ratios have been calculated excluding carrying charges for the $390.0 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at September 30, 2009. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended September 30, 2009, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 3.6x and 3.6x, respectively.